Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)
AEXLAB INC.
4300 Biscayne Blvd, Suite 203
Miami, Florida 33137
https://aexlab.com

CF Units Representing
Up to $4,830,902.19 in Class A Common Stock at $36.52, plus an investor processing fee of 3.5% (totaling $4,999,983.69)

Minimum Target Amount: $9,677.80, plus an investor processing fee of 3.5% (totaling $10,016.52)

This investment is being made through AEXLAB CF SPV, LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act (the "Crowdfunding SPV").

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company: AEXLAB INC.
Address: 4300 Biscayne Blvd, Suite 203, Miami, Florida 33137
State of Incorporation: DE
Date Incorporated: January 15, 2021

Name of Co-Issuer: AEXLAB CF SPV LLC
Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Delaware

Date of Organization: 10/31/2024

Physical address of Co-Issuer:

4300 Biscayne Blvd, Suite 203, Miami, Florida   33137

Website of Co-Issuer: N/a

Name of Intermediary through which the Offering will be Conducted:
DealMaker Securities LLC (CRD 315324, SEC 00870756, CIK 0001872856)
Compensation of:
$29,000 in setup activation fees, 8.5% commission, and $10,000/month for Intermediary and affiliates.

Name of qualified third party "Escrow Agent" which the Offering will utilize:
Enterprise Bank and Trust

Terms:
Equity
Offering Minimum: $10,016.52 [265 shares of Class A Common Stock]
Offering Maximum: $4,999,983.69 [132,281 shares of Class A Common Stock]
Type of Security Offered: Class A Common Stock*
Purchase Price of Security Offered: $36.52 **
Minimum Investment Amount (per investor): $1,058.35

Investor Processing Fee: 3.5%

Offering Deadline: November 24, 2025

*As an investor in this Offering, you will be purchasing membership interests in AEXLAB CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G.

** The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $4,999,993.72 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $1,058.35 will be assessed at the time of purchase, which consists of $1,022.56 plus the Investor Processing Fee of $35.79.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("Investors" or "you") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "Intermediary") (CRD 315324, SEC 00870756, CIK 0001872856). All committed funds will be held in escrow with Enterprise Bank and Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ("Regulation CF"), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees & Commissions (1)	Net Proceeds
Minimum Individual	$1,022.56	$86.92	$935.64

Purchase Amount (2)			
Investor Processing Fee (3)	$35.79	$3.04	$32.75
Target Offering Amount	$ 10,016.52	$851.40	$9,165.12
Maximum Offering Amount	$4,999,983.69	$424,998.61	$4,574,982.08

(1) This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "Investor Processing Fee"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "Capitalization and Ownership") and is in addition to the $1,022.56 minimum investment per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

INVESTMENT INCENTIVES

Tiered Incentives

Tiered Incentives will be applied to single investments made that meet the criteria when the subscription is submitted, therefore multiple investments will not accumulate to achieve a volume-based incentive.

Tier	Amount $	Bonus Share %	Perks					
Tier 1:	$1000+	0%	Discord Investor Role	In-game Investor Certificate Tier 1		In-game Helm Cosmetic	Early Access to Testing Builds	
Tier 2:	$1500+	2%	Discord Investor Role	In-game Investor Certificate Tier 2	2 game keys	In-game Glove and Body Cosmetic + In-game Helm Cosmetic	Early Access to Testing Builds	
Tier 3:	$2000+	4%	Discord Investor Role	In-game Investor Certificate Tier 3	2 game keys	In-game Primary and Secondary Cosmetic + In-game Glove and Body Cosmetic + In-game Helm Cosmetic	Opportunity to participate in the next official game trailer	
Tier 4:	$2500+	6%	Discord Investor Role	In-game Investor Certificate Tier 4	2 game keys	In-game Knife Cosmetic + In-game Primary and Secondary Cosmetic + In-game Glove and Body	Receive your own exclusive merch box (USA only)	

						Cosmetic + In-game Helm Cosmetic		
Tier 5:	$5000+	8%	Discord Investor Role	In-game Investor Certificate Tier 5	2 game keys	In-game Knife Cosmetic + In-game Primary and Secondary Cosmetic + In-game Glove and Body Cosmetic + In-game Helm Cosmetic	Collaborate on in-game easter egg (e.g., portrait in the game)	
Tier 6:	$10000+	10%	Discord Investor Role	In-game Investor Certificate Tier 6	2 game keys	In-game Knife Cosmetic + In-game Primary and Secondary Cosmetic + In-game Glove and Body Cosmetic + In-game Helm Cosmetic	Collaborate on in-game cosmetic	Invitation to visit the AEXLAB office and lunch with the CEO

Early Bird Incentives**

Early Bird Tier	Timeframe	Percentage of Bonus Shares
Early Bird 1:	Within 30 days of Offering Date	5%
Early Bird 2:	Between 30 and 60 days of Offering Date	3%

*Merch Box is eligible in the USA Only

**Tiered Incentives and Early Bird Incentives are stackable during applicable times. * Time-based Perks, like Early Bird 1 begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. Early Bird 2 begins at the end of Early Bird 1 and concludes at 11:59 pm ET on the 60th day (03:59 am UTC on the 61st day) following the Launch Date.

All incentives will be issued based on the date/time on each signed subscription agreement submitted by the investor.

The Company and its Business

Company Overview

AEXLAB INC. ("AEXLAB", "we", "us", "our", or the "Company") is a virtual reality studio developing meaningful technologies and next-generation games.

AEXLAB, Inc. was incorporated under the laws of the State of Delaware on January 15, 2021.

The Crowdfunding SPV was recently organized and serves solely to hold the Securities to be issued by the Company and pass through the rights related to those securities. Investments in this offering will be made through the Crowdfunding SPV, a special purpose investment vehicle exempt from registration under the Investment Company Act.

Our principal product, "VAIL VR", is an online, multiplayer, VR shooter franchise.

AEXLAB's business plan is to continue developing VAIL VR as a live service game which evolves through game updates. New updates will add value to the core game engine, the IP, and the game through additional features, game maps, game modes, and social area improvements including functionality and mini games. Revenue will primarily be generated through unit sales of the game as well as through in-game sales such as cosmetics and add-ons.

<u>Our Principal Product - VAIL VR</u>

AEXLAB's principal product is VAIL VR - an online, multiplayer, virtual reality (VR) tactical shooter set in a dismal near- future world. As of the date of this Form C Offering Memorandum (this "Offering Memorandum"), we have launched VAIL VR 1.2 on Meta Quest and Steam. VAIL VR is fully functional and live as version 1.2 but still under development as a live game as a service. The game will continue to be developed with new content, features, and quality of play improvements.

Distribution

VAIL VR, is available on Meta Quest and Steam for download.

Competitors and Industry

Industry Overview
AEXLAB is in the video game development industry and specializes in developing virtual reality video games and technology.

The global virtual reality (VR) gaming market size was USD 17.96 billion in 2023.* The market is projected to grow from USD 22.63 billion in 2024 to USD 189.17 billion by 2032 at a CAGR of 30.4% over the forecast period.
*Source: https://www.fortunebusinessinsights.com/industry-reports/virtual-reality-gaming-market-100271

Major Trends in the Virtual Reality Market:
The global virtual reality (VR) gaming market is experiencing significant growth, driven by factors such as increasing adoption of advanced VR gaming technologies and rising demand for immersive gaming experiences. A key trend is the rising popularity of standalone VR headsets, which offer greater accessibility and affordability compared to PC-tethered systems. This aligns with AEXLAB's strategy of developing games for platforms like Meta Quest, tapping into a rapidly expanding user base.

Further fueling this expansion within the gaming market — and reflecting a broader trend of VR adoption across various sectors — are continuous technological advancements in areas such as display resolution, motion tracking, and haptic feedback, all contributing to a more immersive and engaging user experience. These advancements, coupled with the development of innovative content, are essential for attracting and retaining players in the evolving VR gaming market. AEXLAB recognizes these trends and focuses its efforts on delivering high-quality, engaging VR games.

List of Top Companies in Virtual Reality Market:
- Oculus (Meta Platforms, Inc.) (U.S.)
- Apple (Apple, Inc.) (U.S.)
- Google LLC (Alphabet Inc.) (U.S.)
- Microsoft Corporation (U.S.)
- Sony Interactive Entertainment LLC (Japan)

- HTC Corporation (Taiwan)
- Samsung Electronics Co., Ltd. (South Korea)
- Unity Software Inc. (U.S.)
- Qualcomm Incorporated (U.S.)
- Nvidia Corporation (U.S.)
- HaptX Inc. (U.S.)

Our strategy for addressing the growing VR market is to build a first-in-class VR native game franchise that will lead the industry and set the standard for customer expectations.

Competition

The video game industry is intensely competitive on a global scale, with players ranging from small independent studios to large multinational corporations with significant resources. AEXLAB's flagship VR game, VAIL VR, directly competes with established franchises in the first-person shooter genre, including those developed by companies like Valve Corporation (Counter-Strike), Activision/Blizzard (Call of Duty), and Ubisoft (Rainbow Six Siege).

However, AEXLAB operates at the forefront of a rapidly emerging market: virtual reality gaming. This sector is attracting significant investment from industry giants such as Meta, Microsoft, and Apple, signaling a powerful belief in VR's future potential. AEXLAB benefits from a significant first-mover advantage in this evolving landscape, having already launched VAIL VR and established a presence in the market.

This early entry, combined with a highly skilled team, positions AEXLAB to capitalize on the opportunities within VR gaming. Our founders and programmers have been involved in the VR industry since its early stages, recognizing that specialized talent is essential for success in this technically demanding and rapidly evolving field. This team combines a passion for pushing the boundaries of VR with a deep understanding of its technical demands, driving them to create innovative and immersive gaming experiences that set AEXLAB apart.

Current Stage and Roadmap

Current Stage

AEXLAB's flagship game, VAIL VR, is currently live and available on both the Meta Quest and Steam platforms. VAIL VR has already achieved significant milestones, including launching the 1.0 version, releasing The Citadel 1.2 update, earning a People's Voice Webby Award for Best VR Game, and garnering over 250,000 lifetime unique users. The successful completion of an Esports season with VRML further demonstrates the game's growing popularity and potential within the VR gaming market. AEXLAB is actively developing new content and features to further enhance the player experience and expand the game's reach.

Future Roadmap

The next phase of development will include adding major game modes such as extraction, battle royal, campaign, and more. All of which will add to the VAIL VR franchise.

The Team

Officers and Directors

Name: Jonathan Ovadia

Jonathan Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CEO
- **Dates of Service:** January, 2021 - Present

- **Responsibilities:** Business, finance, partnerships, community, marketing, public relations, capital raising, etc.

Name: Albert Ovadia

Albert Ovadia's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-founder and CTO

- **Dates of Service:** January, 2021 - Present

- **Responsibilities:** Developing the Company's strategy for using technological resources. Ensuring technologies are used efficiently, profitably and securely. Evaluating and implementing new systems and infrastructure.

Including the executive team, AEXLAB has nine (9) full-time employees as of the date of this Offering.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. These are the risks that relate to the Company:

Uncertain Risk.

An investment in the Company involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections.

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess and we have not obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's two classes of common stock (collectively, the "Common Stock") immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this offering. That means that you will invest in AEXLAB CF SPV, LLC and with the money you pay, it will buy our Class A Common Stock by becoming a member of AEXLAB CF SPV, LLC. A condition to using an SPV is that the SPV pass on the same economic and governance rights that are set out in the CF Units. However, it may not always be possible to replicate those rights exactly, because the SPV is an LLC formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on us, as the Manager of the SPV, to make sure the SPV complies with Delaware law and functions in accordance with securities law. The structure of the SPV is explained further in "Securities Being Offered". The SPV will terminate and distribute the securities it holds to you, so that you may hold them directly, in certain circumstances. Again, this has not been done before, so there may be delays, complications and unexpected risks in that process.

The transferability of the Securities you are buying is limited.

Any shares of Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

The shares of Class A Common Stock being sold in this Offering are non-voting.

Investors will be holders of Class A Common Stock. These shares are non-voting. Therefore, investors in this Offering will have a limited ability to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, approving a stock option plan, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management and may divert attention from management of the Company.

Your investment could be illiquid for a long time.

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the gaming industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed.

The Company is offering Class A Common Stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made assuming that the Company reaches the Target Amount of $10,000 in proceeds from this offering. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "*Use of Proceeds.*"

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Even if interest rates are lowered, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property.

Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment.

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We have established Preferred Stock which can be designated by the Company's Board of Directors without shareholder approval.

The Company has authorized unlimited shares of preferred stock authorized. The shares of preferred stock of the Company may be issued from time to time in one or more series, each of which shall have a distinctive designation or title as shall be determined by the board of directors of the Company prior to the issuance of any shares thereof. The preferred stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. Because the board of directors is able to designate the powers and preferences of the preferred stock without the vote of a majority of the Company's shareholders, shareholders of the Company will have no control over what designations and preferences the Company's preferred stock will have. The issuance of shares of preferred stock or the rights associated therewith could cause substantial dilution to our existing shareholders. Additionally, the dilutive effect of any preferred stock which we may issue may be exacerbated given the fact that such preferred stock may have voting rights and/or other rights or preferences which could provide the preferred shareholders with substantial voting control over us and/or give those holders the power to prevent or cause a change in control, even if that change in control might benefit our shareholders. As a result, the issuance of shares of preferred stock may cause the value of our securities to decrease.

Management Discretion as to Use of Proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Regulation CF issuer, we will not need to provide a report on the effectiveness of our internal controls over financial reporting, and we will be exempt from the auditor attestation requirements concerning any such report. We do not know whether our internal control procedures are effective and therefore there is a greater likelihood of undiscovered errors in our internal controls or reported financial statements as compared to issuers that have conducted such evaluations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and may not be on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Certificate of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

Projections: Forward Looking Information.

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties.

While AEXLAB's flagship VR game, VAIL VR, is fully functional and currently available in its version 1.2 release on the Meta Quest Store and Steam, it remains under continuous development as a live service game, which presents inherent risks. Unforeseen technical challenges, resource constraints, or shifts in market demand could necessitate adjustments to our development roadmap and timeline for future updates. These adjustments might include delaying planned updates, prioritizing certain features over others, or releasing updates with fewer features or refinements than initially planned. Any such delays or modifications to our development plan could negatively impact our operating performance, financial results, and market reception.

Insufficient Funds.

Even if we sell all the Class A Common Stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that Deal Maker instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back.

Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

We are competing against other recreational activities.

Although we are a unique company that caters to a select market (VR Gaming), we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our success is dependent on our management's ability to manage all aspects of our business effectively. Because we are relying on our small management team, we lack certain business development resources that may hurt our ability to grow our business. Any loss of key members of our executive team could have a negative impact on our ability to manage and grow our business effectively. We do not maintain a key person life insurance policy on any of the members of our management team. As a result, we would have no way to cover the financial loss if we were to lose the services of our directors or officers. Additionally, our management team is young, and therefore has limited experience compared to other video game companies that have seasoned management teams with years of experience running video game companies. This could present challenges that other Companies do not face, which may harm the value of your investment.

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including technology, accounting, legal work, public relations, advertising, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses, which could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage have the potential to be continually attacked.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's or its vendors' business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online services, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

We have a limited operating history upon which you can evaluate our performance, and have not yet met our revenue or profit targets. Accordingly, our prospects must be considered in light of the risks that any new company encounters.

As a newly established company, incorporated in Delaware on January 15, 2021, AEXLAB has not yet achieved profitability and faces inherent challenges in developing a viable business, particularly in the competitive VR gaming industry. The success of our flagship game, VAIL VR, is crucial to our future revenue generation and profitability, but its performance is subject to the risks and uncertainties inherent in the market. Investors should be aware that we anticipate increased operating expenses as we grow and that there is no guarantee of near-term profitability.

We anticipate initially sustaining operating losses.

We anticipate that we will initially sustain operating losses. Our ability to become profitable depends on the Company's continued development of its flagship game, VAIL VR. We cannot assure you that we will be successful in fully developing all of the planned features and functionality of the game, or that, once fully- developed, it will generate the revenues we are targeting. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether the Company is successful. Furthermore, we may encounter substantial delays and unexpected expenses related to development, technological changes, or other unforeseen difficulties. We cannot assure you that we will ever become profitable. If the Company sustains losses over an extended period of time, it may be unable to continue in business.

Our Company does not currently hold any patents or copyrights on its products, services or technology.

As of the date of this Offering Memorandum, the Company has not applied for any patents, copyrights, or other intellectual property rights, except for trademarks, with respect to its products and technology. Even if we were to secure such intellectual property protection we may not be able to enforce such claims or if we do enforcement may be a significant cost. Further, there is no guarantee that the Company will ever be issued patents, trademarks, copyrights, or other intellectual property on its products or technology, if and when it applies for such protections. If we are unable to secure protection for our intellectual property, other companies with greater resources may copy our technology and/or products, or improve upon them, putting us at a disadvantage to our competitors.

If we cannot keep pace with rapid technological developments, our business could suffer.

In the world of gaming and entertainment, technology failure is a critical and inevitable challenge that companies often face. Despite meticulous planning, product testing, and cutting-edge innovations, these failures can occur due to various reasons, such as software glitches, hardware malfunctions, or even unexpected environmental factors. When a technology failure strikes, it not only halts the progress of ongoing projects but also poses significant financial and reputational risks. These failures can lead to delayed product launches, dissatisfied customers, and strained relationships with stakeholders. Moreover, failure to address technological shortcomings promptly can result in a loss of competitive advantage, as competitors are quick to capitalize on any weaknesses. Therefore, the ability of our Company to swiftly identify, rectify, and learn from these failures is crucial. It necessitates a culture of constant innovation, rigorous testing, and adaptability to emerging challenges, ensuring that failures become stepping stones for future advancements rather than insurmountable obstacles. If the Company fails to respond timely to any disruptions, or if the Company faces too many failures in the technology used for its products, it could severely harm the Company brand and the Company's ability to source customers and market and sell our products.

If we are not able to maintain and enhance our brand, our ability to expand our base of users, marketers, and developers may be impaired. and our business and financial results may be harmed.

We believe that our brand has and will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide useful, reliable, trustworthy, and innovative products, which we may not do successfully. We may introduce new products that users do not like, which may negatively affect our brand and products. Additionally, the actions of developers or advertisers may negatively affect our customers. We will also continue to experience media, legislative, or regulatory scrutiny of our actions or decisions regarding product development, data use, encryption, product design, advertising, competition, and other issues, including actions or decisions in connection with elections, pandemics, or geopolitical events, which may in the future adversely affect our reputation and brand. Maintaining and enhancing our brand will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

As we face intense competition in the video game industry, we will have to compete with our competitors for financing and for qualified managerial and technical employees.
The video game industry is intensely competitive in all of its phases. Competition includes large established video game development companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may be unable to acquire additional attractive video

game properties or financing on terms we consider acceptable. We also compete with other video game companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing or for qualified employees, our exploration programs may be slowed down or suspended.

The markets for our products may develop more slowly than we expect or may be negatively impacted by market conditions.

The markets for our products are large. However, our success will depend on continued growth of these markets. In particular, we do not know how successful the adoption of our products will be. In part, this may depend on how well we compete with our competitors who enter this space who may have more resources and time in the industry than we do. We will incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop market share. If the market for our products does not develop as we anticipate, or does not continue to grow, or grows more slowly than we expect, our operating results will be harmed.

Additionally, concerns about the systemic impact of a potential widespread recession (in the U.S. or internationally) or geopolitical issues could lead to increased market volatility and diminished growth expectations, which in turn could result in reductions in spending by our existing and prospective customers. Prolonged economic slowdowns may result in lower sales of our products. As a result, broadening or protracted extension of an economic downturn could harm our business, revenue, results of operations, and cash flows.

Our Independent Accountant's Review Report on our Financial Statements includes a "going concern" opinion.

The Company is not profitable and has a limited amount of working capital. We will incur significant additional costs before targeted revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from this Offering, and additional debt and/or equity financing as determined to be necessary. There are no assurances that we will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

Our products are subject to the threat of piracy and unauthorized copying, and inadequate intellectual property laws and other protections could prevent us from enforcing or defending our proprietary technologies.

We regard our software as proprietary and, while we have not yet sought registration to formally protect our intellectual property, we expect we will rely on a variety of methods, including a combination of copyright, patent, trademark and trade secret laws and employee and third-party nondisclosure agreements, to protect our proprietary rights. The process of registering and protecting these rights in various jurisdictions will be expensive and time-consuming. Further, unauthorized copying is common in the video game industry, and if unauthorized copying of our software products were to occur, it could negatively impact our business. Policing unauthorized sale, distribution and use of our products is difficult, expensive, and time-consuming, and software piracy (including online piracy) is a persistent problem in the video game industry. Further, the laws of some countries in which our products may be distributed either do not protect our products and intellectual property rights to the same extent as the laws of the United States, or are poorly enforced. Legal protection of our rights may be ineffective in such countries. In addition, though we take steps to make the unauthorized sale, distribution and use of our products more difficult and to otherwise enforce and police our rights, as do the manufacturers of consoles and the operators of other platforms on which many of our games are played, our efforts and the efforts of the console manufacturers and platform operators may not be successful in controlling the piracy of our products in all instances. We also cannot be certain that existing intellectual property laws will provide adequate protection for our products in connection with emerging technologies. All of these factors could negatively impact our business.

Reliance on Single Product in a Competitive Market.

AEXLAB's success is primarily dependent on the performance of its flagship VR game, VAIL VR, which launched on the Meta Quest store in February 2024. Although AEXLAB is actively developing updates to VAIL VR, future products and exploring additional revenue streams, its near-term performance hinges on growing VAIL VR's user base and generating sufficient revenue to achieve profitability. While the game is currently generating revenue, the intensely competitive video game industry, dominated by large corporations with significantly greater resources, requires continuous innovation. Failure to expand VAIL VR's market share, develop compelling new products, or adapt to the evolving VR landscape could negatively impact AEXLAB's financial performance and potentially result in the loss of your entire investment.

We will need to achieve commercial acceptance of our products to continue to generate revenues and sustain profitability.

We may not be able to successfully commercialize future products, and even if we do, we may not be able to do so on a timely basis. Superior competitive technologies may be introduced, or customer needs may change, which will diminish or extinguish the commercial uses for our products. We cannot predict when significant commercial market acceptance for our products will develop, if at all, and we cannot reliably estimate the projected size of any such potential market. If the markets fail to accept our products, then we may not be able to generate revenues from the commercial application of our technologies. Our revenue growth and profitability will depend substantially on our ability to manufacture and deploy additional products required by each of our potential customers.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;

- our ability to manage the Company's growth;

- whether the Company can manage relationships with key vendors and advertisers;

- demand for the Company's products and services;

- the timing and costs of new and existing marketing and promotional efforts and/or competition;

- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;

- the overall strength and stability of domestic and international economies; and

- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

Because we are a "start-up", we face a material risk of business failure.

We were formed in February 2021. We are therefore an "early stage" business. Our efforts to date have consisted mostly of formulating our business plan (a process which is still ongoing), developing and launching our flagship product, VAIL VR, and commencing initial business operations. We have generated relatively limited revenue and incurred net losses. As such, we face a material risk of business failure.

The likelihood of our ability to meet our business goals must be considered in light of the significant expenses, complications and delays frequently encountered in connection with the establishment and expansion of new businesses and the nascent, rapidly evolving and highly competitive environment in which we operate. There is a material risk that future revenue from sales of our game, in-game digital item, and or our other planned business activities may not occur or may not be significant enough for us to generate positive cash flows or profit at all. Future revenue, positive cash flows or profits, if any, will depend on many factors, including initial (and continued) market acceptance of our product offerings and the successful implementation of our business strategies.

Moreover, if we are unable to develop and implement other business strategies that generate revenue, our ability to achieve near and long-term growth would be significantly impaired, and our business might fail. There can be no assurance that our future results of operations will generate positive cash flows or be profitable or that our strategies, even if implemented, will increase the value of the Company.

Risks Related to Esports and Competitive Gaming

Our business strategy relies heavily on the success of VAIL VR within the competitive gaming and esports market, which presents inherent risks and challenges. The success of our esports initiatives depends on third-party tournament organizers, streaming platforms, and esports leagues, over which we have limited control. Their decisions, financial stability, and reputation could significantly impact the frequency, visibility, and prize pools of VAIL VR tournaments. Competitive gaming is susceptible to cheating, gameplay exploits, and player misconduct, which could damage the integrity and reputation of VAIL VR esports, requiring us to invest in potentially costly and evolving anti-cheat measures, game security, and community management. Furthermore, the esports market is rapidly evolving, and there is no guarantee that VAIL VR will maintain its long-term appeal within this dynamic landscape. Shifts in player preferences, viewership trends, and sponsorship opportunities could negatively impact our revenue potential and ability to achieve our growth targets. Finally, the success of VAIL VR as an esport depends on attracting and retaining a highly skilled and engaged player base. If we cannot foster a thriving competitive community, the appeal and viewership of VAIL VR esports could diminish. These risks could significantly impact our ability to generate revenue, attract investment, and achieve our long-term goals for VAIL VR.

Our inability to develop and introduce new game modes and game features in a timely and cost-effective manner may damage our business.

Our revenues and potential for profitability depend on our ability to bring further revenue generating games, features, and functionality to market to meet customer demands and before consumers begin to lose interest in VAIL VR. There is a risk that we will be unable to develop new game modes and features in a timely manner or on a cost-effective basis to meet constantly changing consumer demands.

If we do not innovate and provide new game modes, features, and in-game digital items that are attractive to consumers, our business could be harmed.

Our business model depends on our continued innovation to provide new game modes, features, and in-game digital items that are attractive to potential consumers. As a result, we must invest significant resources in research and development to first create, then improve the attractiveness and comprehensiveness of our offerings and effectively incorporate new technologies into them. If we are unable to provide products that people want to use, then such users may become dissatisfied and instead purchase and use products of our competitors. If we are unable to continue offering innovative and/or entertaining products, we may be unable to attract users, which could harm our business, results of operations, and financial condition.

We may not be able to design and develop products that will be popular with consumers, and we may not be able to maintain the popularity of our products.

The interests of consumers evolve extremely quickly and can change dramatically from time to time. For our business to be viable and grow, we must correctly anticipate the game modes, features, and in-game items that will appeal to consumers and compete successfully for consumers' limited time, attention and spending. Evolving consumer tastes and shifting interests, coupled with an ever-changing and expanding pipeline of content that competes for consumers' interest and acceptance, creates an environment in which some products and content can fail to achieve consumer acceptance, while others may be popular for a certain period of time only to then be rapidly replaced. As a result, VR games may have short life cycles. In addition, given the growing market for digital products and the increasingly digital nature of the entertainment industry, there is also a risk that consumer demand for particular VR games and game modes may decrease over time. If we devote time and resources to developing and marketing new game modes, features, and in-game items that consumers do not find appealing enough to buy, our sales may decline, and our business performance may be damaged. Similarly, if our products fail to correctly anticipate consumer interests, our revenues and results of operations will be adversely affected.

Consumer demand for VR games can and does shift rapidly and without advanced notice. As a result, even if our products are initially successful, there can be no guarantee that we will be able to maintain their popularity with consumers. Accordingly, our success will depend, in part, on our ability to continually design and introduce new game modes, features, and in-game items that consumers find appealing. To the extent we are unable to do so, our revenues and results of operations will be adversely affected.

Our business will suffer if we are unable to develop popular games, successfully monetize games, or successfully forecast product launches and/or monetization.

Our business depends in part on developing and publishing products where live online players compete, and that such consumers will download and spend time playing and purchasing in-game items. We expect to devote substantial resources to development, analytics and marketing of our games, however we cannot guarantee that we will develop games that appeal to players. The success of our games depends, in part, on unpredictable and volatile factors beyond our control including consumer preferences, competing games, new digital entertainment platforms and the availability of other entertainment-based experiences. If our games are not launched on time or do not meet consumer expectations, or if they are not brought to market in a timely and effective manner, our ability to grow revenue and our financial performance will be negatively affected.

In addition to the market factors noted above, our ability to successfully develop games and our ability to achieve commercial success will depend on our ability to:

- effectively market games to existing gamers and new gamers without excess costs;

- effectively monetize the games;

- adapt to changing player preferences;

- expand and enhance the games after their initial releases;

- attract, retain and motivate talented game designers, product managers and engineers who have experience developing games;

- minimize launch delays and cost overruns on the development of our games;

- maintain quality game experience;

- compete successfully against a large and growing number of existing market participants;

- minimize and quickly resolve bugs or outages; and

- if applicable, acquire and successfully integrate high quality digital design technologies, assets, personnel or companies.

These and other uncertainties make it difficult to know whether we will succeed in developing popular games and launch these games in accordance with our financial plan. If we are unable to do so, our business, results of operations and valuation could suffer.

Changes in consumer tastes and preferences for our Gaming Products could reduce demand for our offerings and adversely affect our results of operations.

Our business depends on our ability to consistently provide, maintain and innovate products that meet changing consumer preferences. Our business also depends in part on the continued and increasing popularity of VR Games and on our ability to accurately predict and adapt to tastes and preferences of gaming and entertainment consumers. If our products do not achieve sufficient consumer acceptance or if consumer preferences change or consumers are drawn to other products, our business, financial condition, or results of operations could be materially adversely affected.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products, or other activities, infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us and our customers from selling certain products or engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We rely to a large extent on our online presence to reach consumers and use third-party social media platforms as marketing tools. For example, we maintain Facebook, Instagram, Discord, YouTube, and TikTok accounts. As e-commerce and social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, and class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We are currently a defendant in two lawsuits, each brought by former employees. The first lawsuit involves a claim for breach of contract. The second lawsuit includes claims for discrimination and fraudulent misrepresentation. While we are optimistic about our defenses and believe we will prevail in both cases, litigation is inherently uncertain. An unfavorable outcome in either lawsuit could result in significant costs, including damages, legal fees, and reputational harm, which could have a material adverse effect on our financial condition and operations.

Beyond these current lawsuits, we may in the future become party to other litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including, without limitation, copyright infringement, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws, and other matters. These proceedings may be time-consuming, expensive, and disruptive to normal business operations. The defense of such lawsuits could result in significant expenses and divert our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs, which could have a material adverse effect on our financial condition, results of operations, liquidity, and cash flows.

Our results of operations are highly susceptible to unfavorable economic conditions.

Since our business is subject to consumer spending trends, we are exposed to risks associated with weak or uncertain U.S. or international economic conditions and disruptions in the financial markets. At present, the global economy continues to be challenging. Economic downturns, higher interest rates and inflation or other uncertainty about the strength of the global economy, or economic conditions in the U.S. or the entertainment industry, and caution on the part of customers, can influence the demand for our products. In addition, market conditions can be and have been adversely affected by natural and human disruptions, such as natural disasters, public health crises, severe weather events, military conflict or civil unrest. Consumers of our product offerings could respond to weak economic and financial conditions by reducing their spending, which includes discretionary components (such as spending on VR games and products) that are easier to reduce in the short term than other expenses.

Furthermore, unexpected revenue shortfalls due to external economic forces or otherwise can result in misalignments of costs and revenues, resulting in a negative impact to our operating results. If our business is significantly adversely affected by unfavorable economic conditions or other market disruptions that adversely affect consumer spending, the negative impact on our revenue could pose a challenge to our operating income and generation of cash from operations.

Our products do not currently but may, in the future, incorporate non-fungible tokens or other digital assets ("Digital Assets") and may utilize blockchain technology, which may subject our business to particular risks, including those described below.

Digital assets were only introduced within the past decade and have recently been faced with significant negative scrutiny. The ability to establish and scale our business may be impacted by a number of factors relating to the development and use of Digital Assets and blockchain technology.

Digital Assets were only introduced within the past decade, and the medium-to-long term value of such assets is subject to a number of factors relating to the capabilities and development of blockchain technologies, such as the nascency of their development, their dependence on the Internet and other technologies, their dependence on the role played by developers and customers and the potential for malicious activity.

Moreover, the Digital Asset and blockchain industries have been faced with significant negative scrutiny, which has been an obstacle for us in establishing our business, defining our brand and raising capital.

To the extent our products incorporate the use of Digital Assets in the future, the realization of one or more of the following risks could materially adversely affect our business:

> • The Digital Asset industry has, over the past several years, come under significant scrutiny from regulators and become subject to significant litigation.

- Digital Asset networks and the software used to operate Digital Assets are in the early stages of development. Given the nascency of the development of Digital Asset networks, Digital Assets may not function as intended and parties may be unwilling to use Digital Assets, which would dampen the growth, if any, of Digital Asset networks.

- The loss or destruction of a private key required to access a Digital Asset may be irreversible. If a private key is lost, destroyed, or otherwise compromised and no backup of the private key is accessible, the owner would be unable to access the Digital Asset(s) corresponding to that private key and the private key will not be capable of being restored by the Digital Asset network.

- Digital Asset networks are dependent upon the Internet. A disruption of the Internet or a Digital Asset network would affect the ability to transfer Digital Assets, and, consequently, their value.

- In the past, flaws in the source code for Digital Assets have been exposed and exploited, including flaws that disabled some functionality for users, exposed users' personal information and/or resulted in the theft of users' Digital Assets. Such occurrences can reduce confidence in Digital Assets as a whole. Any reduction in confidence in the source code or cryptography underlying Digital Assets generally could negatively affect the demand for our Gaming Products that utilize Digital Assets and adversely affect the value of our Company.

Because Digital Assets have been in existence for only a short period of time and are continuing to develop, there may be additional risks in the future that are impossible to predict at this time

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in Digital Assets is subject to a variety of factors that are difficult to evaluate.

Digital Assets are a new and rapidly evolving industry of which the Digital Asset networks are prominent, but not unique, parts. The growth of the Digital Asset industry in general and the Digital Asset networks which we may utilize in our products in particular are subject to a high degree of uncertainty. The factors affecting the further development of the Digital Asset industry, as well as the Digital Asset networks, include:

- continued worldwide growth in the adoption and use of Digital Assets;

- government and quasi-government regulation of their use, or restrictions on or regulation of access to and operation of the Digital Asset network or similar Digital Assets systems;

- the maintenance and development of the open-source software protocol of the network(s);

- changes in consumer demographics and public tastes and preferences;

- general economic conditions and the regulatory environment relating to Digital Assets; and

- the impact of regulators focusing on digital securities and the potential costs to us associated with such regulatory oversight and/or future policies.

The outcome of these factors could have negative effects on our ability to pursue our business strategy, which could have a material adverse effect on our business, prospects, financial condition, and operating results.

We may face risks of blockchain volatility and Internet disruptions, which could have a material adverse effect on our products.

To the extent our products utilize blockchain technology, blockchain network volatility may result in extraordinarily high gas fees (i.e., the fee required to conduct a transaction on a blockchain) and dropped/failed transactions. This volatility could impact the use of Digital Assets in our products as it may be very costly or difficult for users to purchase Digital Assets within our games during intense traffic events.

Further, Digital Assets are dependent upon the Internet. A significant disruption in Internet connectivity could disrupt a currency's network operations until the disruption is resolved and have a material adverse effect on the price of Digital Assets and, consequently, our business, prospects, financial condition, and operating results.

Digital Assets incorporated into our products may be negatively affected by technological advances that undermine the cryptographic consensus mechanism underpinning blockchain and distributed ledger protocols.

Advances in cryptography or technical advances such as the development of quantum computing could present risks to the viability of Digital Asset utilized in our products by undermining or vitiating the cryptographic consensus mechanism that underpins blockchain and distributed ledger protocols.

The networks, platforms and ecosystems in which our Digital Assets may be used may be unsecured or exploited.

The technology supporting Digital Assets that may be utilized in our products may be in early development stages or unproven, and there can be no assurances that the creation, transfer or storage of Digital Assets will be uninterrupted or fully secure. Any such interruptions or security breaches may result in a complete loss of Digital Assets or an unwillingness or inability of users to access, adopt and utilize Digital Assets. Digital Assets may also be the target of malicious attacks seeking to identify and exploit weaknesses in the software or other technology, and any such attacks could result in the loss or theft of a Digital Asset.

The blockchain on which ownership of Digital Assets are recorded may be the target of malicious cyberattacks or may contain exploitable flaws in its underlying code, which may result in security breaches or the loss, decline in value or theft of Digital Assets.

Digital Assets rely on blockchains to operate. As a result, Digital Assets are subject to a number of reliability and security risks attendant to blockchain and distributed ledger technology, including malicious attacks seeking to identify and exploit weaknesses in the software. Such attacks may materially and adversely affect the blockchain, which may in turn materially and adversely affect the transfer or storage of Digital Assets. As a result of these and other risks of malicious attacks, there can be no assurances that the transfer or storage of Digital Assets which we may utilize in our products will be uninterrupted or fully secure. Any such interruption or security failure may result in unauthorized transfers, decline in value or a complete loss of a Digital Asset and reduce the popularity of our products.

The technology underlying blockchain technology is subject to a number of known and unknown technological challenges and risks that may result in declines in value of Digital Assets.

The blockchain technology used in connection with Digital Assets, which is sometimes referred to as "distributed ledger technology," is a relatively new and evolving technology. It represents a novel combination of several concepts, including a publicly available database or ledger that represents the total ownership of Digital Assets at any one time, novel methods of authenticating transactions using cryptography across distributed network nodes that permit decentralization by eliminating the need for a central clearinghouse while guaranteeing that transactions are irreversible and consistent, differing methods of incentivizing this authentication by the use of blocks of new tokens issued as rewards for the validator of each new block or transaction fees paid by participants in a transaction to validators and hard limits on the aggregate amount of Digital Assets that may be issued. As a result of the new and untested nature of blockchain technology, Digital Assets are vulnerable to risks and challenges, both foreseen and unforeseen. Examples of these risks and challenges include:

- A blockchain may either increase or decrease the incentive payments required to complete transactions on the blockchain, which could materially and adversely affect the transfer or storage of Digital Assets. Changes could also reduce the number of validators on the blockchain, which could possibly leave the blockchain increasingly vulnerable to a so called "51% attack"; and

- The expansion of the blockchains and effecting the creation, transfer and storage of Digital Assets, which currently rely on a "proof of stake" consensus protocol system whereby blocks are awarded based on the solving of computationally difficult problems, has resulted in validators using increasing amounts of energy that may be unsustainable as the system continues to grow, and which may draw unfavorable regulatory attention.

Although there may be solutions that have been proposed and implemented to these and other challenges facing various Digital Assets, the effectiveness of these solutions has not been proven. Further, other challenges may arise in the future that we cannot predict. Legislatures and regulatory agencies could prohibit the use of current and/or future cryptographic protocols which could result in a significant loss of value or the elimination of Digital Assets. Accordingly, the further development and future viability of Digital Assets in general is uncertain, and unknown challenges may prevent their wider adoption.

Whether a particular Digital Asset is deemed to be a "security" is subject to a high degree of uncertainty, and, if such a claim is brought against the company and we are unable to properly defend the characterization of a Digital Asset, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.

The SEC and its staff have taken the position and recently began to take enforcement action based on a view that many Digital Assets fall within the definition of a "security" under the U.S. federal securities laws. The legal test for determining whether any given

Digital Asset is a security is a highly complex, fact-driven analysis that evolves over time, and the outcome is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular Digital Asset as a security. Furthermore, the SEC's views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. In September 2022, SEC Chair Gary Gensler indicated that the crypto market could be waiting years for an industrywide rulemaking process, saying the agency's preference of working with individual market participants mirrors the decade-long process that brought another budding industry into compliance. In addition, the SEC shares regulatory authority over securities with state regulators and the state regulators have taken enforcement actions against certain Digital Assets.

Several foreign jurisdictions have taken a broad-based approach to classifying Digital Assets as "securities," while certain other foreign jurisdictions have adopted a narrower approach. As a result, certain Digital Assets may be deemed to be a "security" under the laws of some jurisdictions but not others, which would make our compliance with such regulatory schemes difficult and failure to do so could result in fines or other penalties that could negatively impact our business. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of certain Digital Assets as "securities."

The classification of a Digital Asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer and sale of such assets (including offers and sales which may take place within our Gaming Products). For example, a Digital Asset that is deemed to be a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in Digital Assets that are securities in the United States may be subject to registration with the SEC as a "broker" or "dealer." Platforms that bring together purchasers and sellers to trade Digital Assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system ("ATS") in compliance with rules for ATSs. Most current platforms trading Digital Assets are not registered as ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

With respect to the securities status of a Digital Asset that we may incorporate into our products, we plan to develop procedures that will permit us to make a risk-based assessment regarding the likelihood that a particular Digital Asset could be deemed a "security" within the meaning of the U.S. federal and/or state securities laws. This process will involve personnel with experience in identifying the indicia of a "security" who will also work with outside legal counsel to make a determination with respect to each Digital Asset, or category of Digital Asset, proposed to be minted and sold by us. These processes and procedures are risk-based assessments and are not a legal standard or binding on regulators or courts. In the event a Digital Asset is deemed by us, pursuant to the above analysis, to possess a reasonable likelihood of being deemed a security, we will use commercially reasonable efforts to (a) comply with applicable laws and regulations by forming, acquiring or engaging a licensed broker-dealer authorized to act as an trading system for those Digital Assets, or (b) transact in such Digital Assets offshore in a way that complies with applicable laws and regulations; or (c) not transact in the subject Digital Asset. Regardless of our conclusions, we could be subject to legal or regulatory action in the event the SEC, a state or foreign regulatory authority, or a court were to determine that a Digital Asset minted by us and posted and sold on a third-party platform is a "security" under applicable laws. Because we are not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange, or ATS (or foreign equivalents), and we do not seek to register or rely on an exemption from such registration or license to facilitate the offer and sale of Digital Assets on platforms run by our third party collaborators, our goal is to only permit posting on platforms those of our Digital Assets for which we determine there are reasonably strong arguments to conclude that the Digital Asset is not a security. However, we recognize that the application of securities laws to the specific facts and circumstances of Digital Assets may be complex and subject to change, and that our determination does not guarantee any conclusion under the U.S. federal securities laws.

There is a risk that we may improperly characterize any given Digital Asset as a security or non- security for purposes of determining whether third-party platforms will allow the posting of such Digital Asset, or that the SEC, foreign regulatory authority, or a court, if the question was presented to it, would not agree with our assessment. If the SEC, state or foreign regulatory authority, or a court were to determine that Digital

Assets offered or sold by us are securities, we would not be able to offer such Digital Assets in our products until we are able to do so in a legally compliant manner. A determination by the SEC, a state or foreign regulatory authority, or a court that a Digital Asset minted and sold by us was a security may also result in us determining that it is advisable to remove certain Digital Assets from trading platforms that have similar characteristics to the Digital Asset that was determined to be a security. Any restriction on secondary trading of our Digital Assets would impair our ability to generate revenue. In addition, we could be subject to judicial or administrative sanctions for failing to offer or sell the Digital Asset in compliance with the registration requirements, or for acting as a broker, dealer, or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Customers that purchased such Digital Assets from us and suffered losses could also seek to rescind a transaction involving our Digital Assets on the basis that the transaction was conducted in violation of applicable law, which could subject us to significant liability. We may also be required to cease minting and selling similar Digital Assets, which would negatively impact our business, operating results, and financial condition.

As Digital Assets have grown in popularity and in market size, federal and state agencies have begun to take interest in, and in some cases regulate, their use and operation.

In the case of Digital Assets, state regulators like the New York Department of Financial Services have created detailed regulatory frameworks which may be costly and time consuming should our Company be required to comply with them. Others, as in Texas, have published guidance on how their existing regulatory regimes apply to certain Digital Assets. Some states, such as New Hampshire, North Carolina and Washington, have amended their statutes to include Digital Assets under existing licensing regimes. Treatment of Digital Assets continues to evolve under federal law as well. The Department of the Treasury, the SEC and the CFTC, for example, have each published guidance on the treatment of Digital Assets. The Internal Revenue Service (the "IRS") released guidance treating Digital Assets as property that is not currency for U.S. federal income tax purposes, although it is unclear at this time whether courts or other federal or state regulators will follow this classification. Both federal and state agencies have instituted enforcement actions against those violating their interpretation of existing laws.

The regulation of non-currency use of Digital Assets is also uncertain. The CFTC has publicly taken the position that certain Digital Assets are commodities, and the SEC has issued public reports and statements stating that federal securities laws require treating many Digital Assets as securities.

To the extent that a domestic government or quasi-governmental agency exerts regulatory authority over Digital Assets such as any we may include in our products or aspects of our business, the value of such, and our company in general, may be materially and adversely affected.

Current and future legislation and rulemaking regarding Digital Assets may result in extraordinary, non-recurring expenses and could have a material adverse effect on our business, financial condition and results of operations.

Current and future legislation and rulemaking by the CFTC and SEC or other regulators, including interpretations released by a regulatory authority, may impact the manner in which Digital Assets are treated. For example, Digital Assets derivatives are not excluded from the definition of "commodity future" by the CFTC. Furthermore, according to the CFTC, Digital Assets fall within the definition of a commodity under the federal Commodity Exchange Act of 1936, as amended (the "CEA"), and as a result, we may be required to register and comply with additional regulations under the CEA, including additional periodic reporting and disclosure standards and requirements. We may also be required to register as a commodity pool operator and to register as a commodity pool with the CFTC through the National Futures Association. If we are required to register with the CFTC or another governmental or self-regulatory authority, we may seek to cease certain of our operations to avoid the registration requirement. Modifying our business to avoid a registration requirement with the CFTC or another governmental or self-regulatory authority may have a material adverse effect on our business, financial condition, and results of operations.

The Company's Board of Directors may require stockholders to participate in certain future events, including our sale or the sale of a significant amount of our assets.

Our stockholders will be subject to a drag-along provision related to the sale of the Company. If the Board of Directors receives and accepts a bona fide written offer to engage in a sale of the Company, or agrees to a liquidation or winding down of the Company, in one transaction or a series of related transactions, stockholders will be required to sell their shares at the Drag-Along Price or otherwise participate in the

Drag-Along Transaction even if they don't want to sell their shares at that price or participate in the Drag-Along Transaction. (For definitions of these terms, see our Bylaws.) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and rising interest rates have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2022 and 2023. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Ownership and Capital Structure; Rights of the Securities
Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jonathan Ovadia	614,130	Class B Common Stock	24.904%
Albert Ovadia	614,130	Class B Common Stock	24.904

The Company's Securities

The securities in this offering will be issued by both the Company and the Crowdfunding SPV. The proceeds from the offering will be received by the Crowdfunding SPV and invested immediately in the securities issued by the Company. The Crowdfunding SPV will be the legal owner of the Class A Common Stock. Investors in this offering will own CF Units in the Crowdfunding SPV, Pursuant to SEC rules, investors will receive the same economic, voting and information rights in the CF Units as if they had invested directly with the Company.

The Company has authorized Class B Common Stock, Preferred Stock, Class A Common Stock, and Equity Incentive Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 132,281 of Class A Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 1,594,928 outstanding.

Voting Rights

One vote per share

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class B Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Preferred Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

If and when the board determines that it will designate preferred stock, the rights of those shares would be determined by a Certificate of Designations.

Pursuant to the Company's Bylaws, the holders of the shares of Preferred Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Class A Common Stock

The amount of security authorized is 5,000,000 with a total of 871,106 outstanding.

Voting Rights

There are no voting rights associated with Class A Common Stock.

Material Rights

Pursuant to the Company's Bylaws, the holders of the shares of Class A Common Stock are subject to a "Drag-Along" provision related to a transaction or series of related transactions in which a person, or a group of related persons, acquires shares representing more than 50% of our outstanding voting power, or to a deemed liquidation event, such as the sale of the Company; the sale, lease or transfer of substantially all of the Company's assets; or the dissolution or liquidation of the Company. If you do not approve the transaction (or series of transactions), but the holders of the majority of the outstanding shares of the Company's capital stock vote in favor of the transaction (or series of transactions) and the transaction (or series of transactions) is approved by the Board of Directors, you will still be required to participate in the transaction (or series of transactions) Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

See also Exhibit F to Form C.

Equity Incentive Plan

The amount of securities outstanding is 469,988.

Material Rights

The Company has adopted an Equity Incentive Plan, pursuant to which it has reserved 500,000 shares of Class A Common Stock of the Company to be issued as equity compensation to members of the Company.

As of the date of this Offering Memorandum, the Company has issued 469,988 securities including stock options restricted common stock to service providers.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering will have no voting rights in the company and may have rights less than those of other investors in the company. Since investors in this company have no voting rights, they will have no influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Reg CF Offering 1 : Feb 2021

Securities: Class A Common Stock

Total Raised: $1,069,890.66

Valuation: $12,000,000

Use of Proceeds:

Payroll: 35%

Marketing: 35%

Overhead: 30%

Reg CF Offering 2 : July 2021

Securities: Class A Common Stock

Total Raised: $1,352,939.60

Valuation: $51,008,980

Use of Proceeds:

Payroll: 35%

Marketing: 35%

Overhead: 30%

Private Offering Reg 506b: Oct 2021

Securities: Class A Common Stock

Total Raised: $4,749,999

Valuation: $63,556,360

Use of Proceeds:

      Payroll: 65%

      Marketing: 20%

      Overhead: 15%

Private Offering Reg 506b: March 2022

Securities: Convertible Promissory Notes

Total Raised: $8,675,000

Valuation Cap: $100,000,000

Use of Proceeds:

      Payroll: 70%

      Marketing: 5%

      Overhead:25%

.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

AEXLAB is an early-stage company operating in the dynamic VR gaming market. Therefore, its financial performance should be viewed within the context of the inherent risks and uncertainties associated with this nascent industry. The following analysis should be read in conjunction with the audited financial statements for the fiscal years ended December 31, 2022, and 2023, and the unaudited financial statements for the ten months ended October 31, 2024, included elsewhere in this Offering Memorandum. These statements provide a more complete picture of AEXLAB's financial position.

Historical Performance and Key Trends:

AEXLAB's financial performance reflects its transition from a pre-revenue development stage to an operating company with growing revenue streams. In November 2022, AEXLAB launched VAIL VR on the Steam platform, marking the commencement of revenue generation. Although average monthly revenue declined during 2023 as the game underwent significant redevelopment to enhance its features and functionality, the official launch on the Meta Quest store in February 2024 drove a material revenue increase, signifying a pivotal stage in AEXLAB's commercialization strategy. While revenue has moderated during the typically slower summer months for gaming, the company expects an uptick during the holiday season. AEXLAB's future revenue growth depends on both the ongoing success of VAIL VR and the continued expansion of the VR gaming market. Beyond game sales, AEXLAB has also secured approximately $8.6 million in funding through private placements of convertible promissory notes between 2022 and 2024, providing additional capital to support its operations and growth initiatives.

Operating expenses increased in 2022 primarily due to strategic investments in personnel to support VAIL VR's Steam launch. These expenses subsequently decreased in 2023 as development resources focused on the Meta Quest launch and cross-platform compatibility, leading to a reduction in marketing expenditures. This disciplined approach to marketing spending has carried into 2024, reflecting the company's focus on optimizing resource allocation during its growth phase.

AEXLAB has been unprofitable since inception, which is typical for early-stage companies investing heavily in product development and market entry. However, the company's net losses have been steadily decreasing year-over-year, aligning with the increasing revenue generated from VAIL VR. Net losses decreased from approximately $6 million in 2022 to approximately $4.1 million in 2023, with projections for 2024 indicating a further decline to approximately $3.5 million. AEXLAB expects this trend of decreasing net losses to continue into 2025, driven by projected revenue growth and efficient management of operating expenses.

Looking Forward:

While historical results provide a performance baseline, it's crucial for investors to understand that AEXLAB's operates in a rapidly evolving and highly competitive market.

Therefore, past performance is not necessarily indicative of future results. Key factors influencing AEXLAB's future financial performance include market adoption of VR gaming technology, player acquisition and retention for VAIL VR, successful monetization of in-game features, the ability to control development and operating costs, and the successful development and launch of future products.

Results of Operations

How long can the business operate without revenue:

The Company is considered to be in the developmental stage and has not yet generated sufficient revenues to meet its targets or to be profitable. The Company has operational capital on hand, but it will run out of money, if revenues do not increase. As of October 31, 2024, the Company has approximately $2,100,000 cash on hand. At the Company's current burn rate of $277,777, the Company has approximately 7.5 months of runway.

If we raise the maximum offering amount of $5,000,000, we believe we could continue our operations for 18 months without significant increases to revenue.

If we raise less than the maximum offering amount, our runway would be reduced commensurately with the amount we raise. For example, if we raise only half of the maximum offering amount, we estimate we would be able to operate for nine months before needing to raise additional capital, or generating higher revenues.

If the Company runs out of capital, the Company believes it could continue to operate VAIL VR in a limited capacity - but believes that the more capital it can put into further development of the game, the more successful VAIL will be through increases to its player base and market share.

Foreseeable major expenses based on projections:

The Company's primary expense is software development, which consists almost entirely of payroll expenses.

The Company's founders are paid salaries which will comprise a portion of the payroll expenses the Company expects to pay for software development. The Company intends to pay each executive officer $200,000 per year.

Future operational challenges:

The growth of VAIL VR player base is the biggest challenge we face as a Company. In order for our game to be successful, we need to increase our market share and provide compelling game modes, features, in-game items for purchase, updates and additional products.

We have a complete customer acquisition strategy, which includes, but is not limited to, the following:

- **Leveraging Existing Community**: We will actively engage with our passionate early adopter community through social media channels (Discord, Reddit, Twitter, YouTube, etc.) to foster excitement, gather feedback, and encourage word-of-mouth marketing.

- **Esports and Competitive Gaming**: We will continue to build a vibrant competitive scene around VAIL VR by organizing and sponsoring tournaments, partnering with esports organizations, and creating opportunities for skilled players to showcase their abilities. This will increase the game's visibility and attract players seeking a challenging and rewarding competitive experience.

- **Content Marketing and Streaming**: We will continue to partner with popular VR gaming streamers and content creators to generate excitement, showcase gameplay, and educate potential players about VAIL VR's unique features and gameplay mechanics.

- **Targeted Advertising**: We will leverage targeted online advertising campaigns, focusing on VR gaming enthusiasts and players of similar games, to drive traffic to our website and Steam/Meta Quest store pages.

- **Public Relations and Media Outreach**: We will actively engage with gaming media outlets to secure reviews, generate previews, and build awareness of VAIL VR within the broader gaming community.

- **Partnerships and Cross-Promotion**: We will explore partnerships with other VR hardware and software companies, gaming organizations, and relevant brands to expand our reach and introduce VAIL VR to new audiences.

Future challenges related to capital resources:

Software Development is expensive, and we estimate that it will continue to be our biggest expense in the near future as we continue development of VAIL VR.

We also will incur marketing, advertising, and other PR-related expenses while we endeavor to capture a larger market share for our game, VAIL VR.

While both of these activities will require capital resources, we expect that the proceeds from this Offering will sufficiently fund our Company to meet our development and marketing roadmaps.

Future milestones and events:

AEXLAB's current focus is on expanding the user base and revenue streams for its flagship VR game, VAIL VR, which was released on the Meta Quest Store in February 2024. AEXLAB believes that continued success with VAIL VR, including robust user engagement and revenue generation, is critical to fuel future growth initiatives and ultimately achieve profitability.

For a description of our plan of operations for the next year and specific milestones we plan to reach, please see "*The Company and Its Business - Current Stage and Roadmap*".

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 31st 2024, AEXLAB had approximately $2.1 million in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

While the company generates revenue from its flagship VR game, VAIL VR, it is not yet profitable. The funds raised from this offering are not intended to be AEXLAB's sole source of capital but will be strategically used to supplement existing resources, extend the company's financial runway, and accelerate growth initiatives. AEXLAB may also explore alternative funding sources, such as venture capital or strategic partnerships, to support its long-term growth strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While AEXLAB is not solely reliant on the success of this offering to maintain operations, the funds raised will be instrumental in extending the company's financial runway and accelerating its growth strategy. These funds will support initiatives critical to expanding VAIL VR's user base, developing new revenue-generating features and products, and enhancing the game's overall market competitiveness. AEXLAB maintains the flexibility to explore additional funding sources, such as venture capital or strategic partnerships, should circumstances warrant. The proceeds from this offering are not expected to represent 100% of the Company's capital resources.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise only the Minimum Offering Amount (Target) of $10,016.52 in this offering, we expect that we will be able to continue to operate the Company for at least 12 months; provided, however, we would be forced to reduce expenses and significantly reduce the amount of additional development currently planned for VAIL VR.

The Company expects it will have a peak average monthly burn rate of $277,777 during peak development of VAIL VR. Therefore, unless it raises more funds than the Minimum Offering Amount, it would also need to seek resources from elsewhere and may need to reduce its team of consultants and programmers to keep costs low.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the Maximum Offering Amount in this offering of $5,000,000, we expect that we could operate for an additional 18-24 months without needing to seek any additional financing.

AEXLAB anticipates a peak monthly burn rate of $300,000 as it invests in expanding VAIL VR's user base, developing new features and products, and scaling operations. The company believes that the proceeds from this offering, in conjunction with existing cash reserves and potential future funding sources, will provide sufficient capital to execute on its current growth strategy and pursue its long-term vision.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

In addition to this offering, AEXLAB may explore alternative funding sources, including but not limited to, additional equity crowdfunding, venture capital, venture debt, and publisher agreements to secure future capital as needed.

Indebtedness

AEXLAB currently has $400,000 outstanding from a development grant provided by a VR platform. This grant is structured as a revenue-sharing agreement, and repayment is contingent upon the sales performance of AEXLAB's flagship game, VAIL VR. Repayment will be made from a percentage of the game's revenue until the $400,000 obligation is fulfilled. The repayment rate is 50% of the revenue, after deducting the 30% platform fee (e.g. if the Company generates $100, a 30% platform fee is deducted, and 50% of the remaining $70 ($35) is the repayment amount).

Related Party Transactions
The Company has not conducted any related party transactions

Valuation
Pre-Money Valuation: $108,245,220.00
Valuation Details:

AEXLAB has calculated a valuation of $108,245,220 for this offering under Regulation CF. This amount was calculated based on the valuation of AEXLAB's most recent private offering of common stock ($63,556,360), derived from our Revenue Projection Scenario Analysis, plus an incremental valuation assessment from the achievement of development milestones and Key Performance Indicators such as Monthly Active Users, Retention, Reviews, and Sales volume.

Multiple Revenue Projection Scenario Analysis
To forecast revenue, we developed three scenarios projecting performance 12 months after VAIL is feature-complete, with our worst case achieving 20% of our revenue target, our base case achieving 50%, and our best case achieving 100%. These revenue targets are grounded in historical performance data of comparable VR games on platforms like Steam and Meta Quest, gathered from reputable sources

including SteamDB, VG Insights, PlayTracker, Gamalytic, SteamSpy, VRLFG, and VRDB, and we are confident in our ability to achieve similar results given our competitive features and gameplay. Our financial projections also encompass detailed cost forecasts: our Cost of Goods Sold (COGS) is calculated based on platform fees from Steam and Meta Quest, our primary distribution channels; engineering infrastructure expenses are projected based on the expected number of monthly active users; and operating expenses are projected over 12 months and include personnel costs (salaries, bonuses, payroll taxes, benefits), facilities and equipment, software, travel, and other general operating costs.

The $108,245,220 pre-money valuation aligns with our base case revenue projection scenario, which forecasts achieving 50% of our target revenue in the 12 months following the completion of key product features for our flagship title, VAIL. This valuation implies a 6.9x multiple on projected revenue. While we acknowledge that relying solely on a single benchmark may have limitations, we initially derived this multiple by analyzing the Global X Metaverse ETF (VR), which comprises companies in the VR and augmented reality (AR) sectors with publicly available financial data. We specifically observed the revenue multiples of the top 25% performing companies within this ETF, which ranged from 10.3x to 56.6x in Q4 2020, 9x to 40x in Q4 2021, and 5.7x to 12.5x in Q4 2022.

However, it's important to recognize that revenue multiples for private companies, particularly those in rapidly growing sectors like VR gaming, are often higher than those of more mature, publicly traded companies. This difference stems from the higher growth expectations associated with early-stage companies. Investors are often willing to pay a premium for the potential of outsized returns driven by rapid market expansion and significant future revenue growth. As a mid-stage company operating in the burgeoning VR gaming market, which is projected to grow at a compound annual growth rate (CAGR) of 30.4% from USD 22.63 billion in 2024 to USD 189.17 billion by 2032, we believe a 6.9x multiple is a reasonable and even conservative assessment of AEXLAB's current value.

Additional Milestones

We achieved multiple development milestones from the prior valuation. Some of the major development milestones included our Steam Alpha Release, Steam Beta Release, Esport online tournament, Esport LAN Finals event in Miami, Florida and live broadcast, Esport LAN Finals event in Denver, Colorado and live broadcast, upgrade to a bespoke build using Unreal Engine 5, Meta Quest Alpha Release, Meta Quest App Lab Release, and Meta Quest Main Store launch. In addition to gameplay features that have been implemented, we've built core engine infrastructure features that can be leveraged for future titles, such as an in-game store, cross-platform play, account linking, matchmaking, server deployment, and orchestration across various global regions, a proprietary art pipeline for cosmetics, VR interactables, physics, and more.

Conclusion

We believe that the achievement of milestones and Key Performance Indicators between October 2021 and July 2024 justify the 58.47% valuation increase from the post-money valuation of $68,306,359 for the previous priced round to our current pre-money valuation of $108,245,220 for this Regulation CF Offering.

Use of Proceeds
If we raise the Target Offering Amount of $10,016.52, we plan to use these proceeds as follows:

- **Deal Maker Platform Fees:** 8.5%
- **Operations:** 96.5%
  - Employee payroll will be the primary use of funds if we reach our minimum funding goal, including salaries to our Executive Officers, which we estimate will be approximately $200,000 per year for each executive officer of the Company, of which there are 2.

If we raise the overallotment amount of $4,999,983.69.00, we plan to use these proceeds as follows:

- **Deal Maker Platform Fees:** 8.5%
- **Operations:** 75.0%
  - If we raise our maximum funding goal, employee payroll, which we estimate will be approximately $200,000 per month for software development will be the principal use of funds.

- **Marketing:** 16.5%
    - We will use a percentage of our funds for marketing the game.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aexlab.com (www.aexlab.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

1. it is required to file reports under Section 13(a) or Section lS(d) of the Exchange Act;
2. it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
3. it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
4. it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: invest.aexlab.com

Investing Process

Investment Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.

Investor funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

The Company will notify Investors when the Target Offering Amount has been reached. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Company must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Investment Cancellations

Investors will have up to 48 hours prior to the end of an offering period deadline to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period. If an investor has been accepted by the Company as part of a rolling closing, prior to the Offering Deadline, there can be no investment commitment termination.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes

Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled, and the funds will be returned.

Rolling and Early Closings

The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

AEXLAB, INC.

FINANCIAL STATEMENTS

For The Years Ended December 31, 2023 and 2022

TABLE OF CONTENTS

	Page

SAMLUT & COMPANY

A PROFESSIONAL ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS

MEZZANINE - SUITE 200

550 BILTMORE WAY

CORAL GABLES, FLORIDA 33134

MAILING ADDRESS
POST OFFICE BOX 557243
MIAMI, FLORIDA 33255-7243

TELEPHONE (305) 461-9518
TELECOPIER (305) 461-9916
EMAIL: info@samlut.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Of Aexlab, Inc.

We have audited the accompanying financial statements of Aexlab, Inc. (a Delaware Corporation), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aexlab, Inc. as of December 31, 2023, and December 31, 2022 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from, and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and such additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Coral Gables, Florida
July 31, 2024

AEXLAB, INC.
BALANCE SHEET
December 31,

ASSETS

	2023	2022
Current Assets:		
Cash and cash equivalents	$ 1,708,830	$ 3,574,847
Fixed income securities	1,456,061	-
Accounts receivable	276,087	42,699
Other receivables	17,233	331,891
Prepaid expenses	42,952	12,739
Total Current Assets	3,501,163	3,962,176
Property and equipment, net of		
accumulated depreciation of $149,001 and $111,482	317,449	629,372
Digital assets	81,583	139,394
Deferred tax asset	3,281,872	2,054,543
Right of use asset	126,961	191,211
Software development cost, net	3,199,775	3,194,963
Security deposit	30,425	63,438
Total Assets	$ 10,539,228	$ 10,235,097

LIABILITIES AND STOCKHOLDERS' EQUITY

	2023	2022
Current Liabilities:		
Accounts payable and accrued expenses	$ 212,878	$ 476,607
Accrued interest payable	340,460	120,333
Operating lease liability, current portion	133,440	125,189
Total Current Liabilities	686,778	722,129
Long-term Liabilities:		
Development advance liability	686,901	-
Operating lease liability, less current portion	-	75,813
Long-term debt	7,375,000	4,175,000
Total Long-term Liabilities	8,061,901	4,250,813
Total Liabilities	8,748,679	4,972,942

AEXLAB, INC.
BALANCE SHEET (CONT.)
December 31,

	2023	2022
Stockholders' Equity:		
Class A common stock, $0.00001 par value, 5,000,000 shares authorized and 871,106 and 463,535 outstanding for 2023 and 2022, respectively	9	5
Class B, common stock $0.00001 par value, 2,000,000 shares authorized and 1,594,926 and 2,000,000 outstanding for 2023 and 2022, respectively	16	20
Paid-in capital	11,715,011	11,511,348
Retained earnings (deficit)	(9,924,487)	(6,249,218)
Total Stockholders' Equity	1,790,549	5,262,155
Total Liabilities and Stockholders' Equity	$ 10,539,228	$ 10,235,097

AEXLAB, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS (DEFICIT)
For the Years Ended December 31,

	2023	2022
Revenues	$ 234,201	$ 185,017
Operating Expenses:		
Sales and marketing	73,884	1,291,927
Technology and development	341,660	287,872
General and administrative	4,284,703	3,046,856
Total Operating Expenses	4,700,247	4,626,655
Income (loss) from Operations	(4,466,046)	(4,441,638)
Other Income (Expense):		
Gain (loss) on sale of digital asset	-	(167,612)
Gain (loss) on disposal of assets	(188,871)	-
Impairement loss on digital assets	(60,455)	(268,657)
Interest expense, net	(195,080)	(120,712)
Other income, net	7,854	110,855
Settlement dispute, net	-	477,645
Total Other Income (Expenses)	(436,552)	31,519
Net Income (Loss) Before Taxes	(4,902,598)	(4,410,119)
Deferred income tax expense (benefit)	(1,227,329)	(1,078,890)
Net Income (Loss)	(3,675,269)	(3,331,229)
Retained Earnings (Deficit) - Beginning of Year	(6,249,218)	(2,917,989)
Retained Earnings (Deficit) - End of Year	$ (9,924,487)	$ (6,249,218)

AEXLAB, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31,

	2023	2022
Cash Flows from Operating Activities:		
Net income (loss)	$ (3,675,269)	$ (3,331,229)
Adjustment to reconcile net income to net cash provided (used) by operating activities:		
Deferred tax asset	(1,227,329)	(1,078,890)
Depreciation	1,827,033	310,511
Loss on disposal of assets	188,870	-
Gain on sale of digital assets assets	-	167,612
Impairement loss	60,455	268,657
Stock-based compensation	203,663	538,804
Amortization of right of use asset	64,250	111,686
Changes in assets and liabilities:		
(Increase)/decrease in accounts receivable	(233,388)	(42,699)
(Increase)/decrease in other receivable	314,658	(331,891)
(Increase)/decrease in prepaid expenses	(30,213)	(9,351)
(Increase)/decrease in software development	(1,708,792)	(2,131,312)
(Increase)/decrease in other assets	30,369	145,402
Increase/(decrease) in accounts payable and accrued expenses	(43,602)	546,005
Increase/(decrease) in lease liability	(67,562)	(119,210)
Net Cash Provided (Used) by Operating Activities	(4,296,857)	(4,955,905)
Cash Flows from Investing Activities:		
Acquisition of property and equipment	-	(742,432)
Acquisition of fixed income securities	(1,756,061)	-
Sale of fixed income securities	300,000	-
Net Cash Provided (Used) by Investing Activities	(1,456,061)	(742,432)
Cash Flows from Financing Activities:		
Proceeds from notes payable	3,200,000	4,175,000
Proceeds from development advance	700,000	-
Repayment on development advance	(13,099)	-
Restricted cash	-	74,325
Net Cash Provided (Used) by Financing Activities	3,886,901	4,249,325
Net Increase (Decrease) in Cash and Cash Equivalents	(1,866,017)	(1,449,012)

See accompanying notes

AEXLAB, INC.
STATEMENT OF CASH FLOWS (CONT.)
For the Years Ended December 31,

	2023	2022
Cash and Cash Equivalents, at Beginning of Period	3,574,847	5,023,859
Cash and Cash Equivalents, at End of Period	$ 1,710,853	$ 3,576,869
Supplemental Cash Flow Disclosure:		
Interest paid for the period ended December 31,	$ -	$ 379
Cash paid for amounts included in the measurement of lease liability	$ 226,255	$ 127,858
Right of use assets obtained in exchange for amended lease liability	$ 122,718	$ -
Reduction to right of use assets resulting from reductions to lease obligations	$ 186,968	$ 111,686
Weighted average remaining lease term:	7 mths	19 mths
Weighted average discount rate	1.85%	1.85%

See accompanying notes

AEXLAB, INC.
STATEMENT OF CHANGES OF EQUITY
For the Years Ended December 31,

2023

	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Beginning Outsanding Class A	466,034	$ 5	-	$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Conversion	-		-		-		-
Beginning APIC					6,904,710		6,904,710
Stock option compensation	-	-	-	-	228,827	-	228,827
Stock option service					4,377,811		4,377,811
Net income (loss)	-	-	-	-	-	(6,249,218)	(6,249,218)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$ 11,511,348	$ (6,249,218)	$ 5,262,155
Conversion Class A	405,072	4	-	-	-	-	$ 4
Conversion Class B	-	-	(405,072)	(4)	-	-	$ (4)
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	152,118	-	152,118
Stock option service	-	-	-	-	51,545	-	51,545
Net income (loss)	-	-	-	-	-	(3,675,269)	(3,675,269)
December 31, 2023	871,106	$ 9	1,594,928	$ 16	$ 11,715,011	$ (9,924,487)	$ 1,790,549

2022

	Class A Common Stock		Class B Common Stock		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity
Beginning Outsanding Class A	466,034	$ 5		$ -	$ -	$ -	$ 5
Beginning Outsanding Class B	-	-	2,000,000	20	-	-	20
Beginning APIC	-	-			6,904,710		6,904,710
Stock option compensation	-	-	-	-	49,393	-	49,393
Stock option service					4,018,441		4,018,441
Net income (loss)	-	-	-	-	-	(2,917,989)	(2,917,989)
December 31, 2021	466,034	$ 5	2,000,000	$ 20	$ 10,972,544	$ (2,917,989)	$ 8,054,580
Shares issued for services	-	-	-	-	-	-	-
Stock option compensation	-	-	-	-	179,434	-	179,434
Stock option service	-	-	-	-	359,370	-	359,370
Net income (loss)	-	-	-	-	-	(3,331,229)	(3,331,229)
December 31, 2022	466,034	$ 5	2,000,000	$ 20	$ 11,511,348	$ (6,249,218)	$ 5,262,155

See accompanying notes
8

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2023

Note 1. Company and Summary of Significant Accounting Policies:

Nature of Organization and Operations

Aexlab, Inc., (which may be referred to as "Aexlab" or the "Company") was formed on January 15, 2021, in the State of Delaware. The Company is headquartered in Miami, Florida. The Company is a developer in virtual reality and metaverse technology, providing users with quality, immersive, interactive, and social gaming experiences.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company's financial statements and notes thereto.

Significant estimates and assumptions include the recognition, measurement, and valuation of current and deferred income taxes; the fair value of stock-based awards issued; the useful lives of intangible assets; and the impairment of long-lived assets.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's financial statements will be affected. The Company bases its estimates on various assumptions that are believed to be reasonable, which form the basis for making judgments about the carrying values of assets and liabilities.

Fair Value Measurements

The Company assesses fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

Fair Value Measurements (cont.)

• **Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.**

• **Level 3: Inputs generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.**

Cash and Cash Equivalents

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less, and cash held in accounts at crypto trading venues. Crypto asset and fiat wallet service trading venues include other crypto asset trading platforms that hold money transmitter licenses and where the Company has funds in its accounts with those trading platforms.

Allowance for Doubtful

In accordance with ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326: Measurement of Credit Losses on Financial Instruments ("ASU 2016-13"), management determines an allowance that reflects its best estimate of the accounts receivable due from customers, and others that it expects will not be collected. Management considers many factors in its reserve with respect to these accounts receivable, including historical data, experience, creditworthiness, income trends, and current and forward-looking conditions. The Company estimates expected credit losses using an aging schedule methodology. Under this method, receivables are grouped based on shared risk characteristics and aging categories. Historical loss rates are applied to each aging category, which are adjusted for current conditions and reasonable and supportable forecasts.

The Company writes off accounts receivable when they are deemed uncollectible. Recoveries of accounts receivable previously written off are recorded as a reduction of credit loss expense in the period received. During the years that ended December 31, 2023, and 2022, the Company did not incur any direct write-off accounts receivable, and there were no recoveries of previously written-off accounts. The Company has elected not to establish an allowance for doubtful accounts balance at December 31, 2023, and 2022.

Concentration of Credit Risk

The Company's cash, cash equivalents, and restricted cash are potentially subject to concentration of credit risk. Cash, cash equivalents, and restricted cash are placed with financial institutions which are of high credit quality.   The Company may also have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance limit of $250,000. The Company also holds cash at crypto trading venues and performs a regular assessment of these crypto trading

Concentration of Credit Risk (cont.)

venues as part of its risk management process.

Crypto Assets Held

The crypto assets held by the Company are accounted for as intangible assets with indefinite useful lives and are initially measured at cost. Crypto assets accounted for as intangible assets are subject to impairment losses if the fair value of crypto assets decreases below the carrying value at any time during the period. The fair value is measured using the quoted price of the crypto asset at the time its fair value is being measured. Impairment expense is reflected in Other operating expense, in the statement of income. The Company assigns costs to transactions on a first-in, first-out basis.

The Company recognizes crypto assets received through airdrops or forks if the crypto asset is expected to generate probable future benefit and if the Company is able to support the trading, custody, or withdrawal of these assets. The Company records the crypto assets received through airdrops or forks at their market value at the time of the airdrop or fork.

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in lease right-of-use ("ROU") assets and lease liabilities in the balance sheets. ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of future minimum lease payments over the lease term. Most leases do not provide an implicit rate, so the Company uses its incremental borrowing rate of 1.85%.

The Company has real estate lease agreements with lease and non-lease components for which the Company has made the accounting policy election to account for these agreements as a single lease component.

Prepaid Expenses

Prepaid expenses represent prepaid insurance and other operating expenses.

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to expense as incurred and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets that are sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.):</u>

<u>Property and Equipment (cont.)</u>

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged as expenses are incurred, and expenditures for improvements and major renewals are capitalized. The carrying amounts of assets sold or retired and their related accumulated depreciation are removed from the accounts in the year of disposal, and any resulting gain or loss is reflected in income.

Depreciation is computed for financial statement purposes using the straight-line method over the assets' estimated useful lives. The estimated useful lives of depreciable assets are:

	<u>Years</u>
Furniture and fixtures	**7**
Computer equipment	**5**

For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system.

<u>Software Development Cost</u>

In accordance with ASC 985-20-25, Costs of Software to Be Sold, Leased, or Marketed, software development costs are expensed as incurred until technological feasibility and marketability has been established. Software Development Costs include direct costs incurred for internally developed products and payments made to independent software developers. Software development costs are capitalized once the technological feasibility of a product is established, and such costs are determined to be recoverable. The technological feasibility of a product requires both technical design documentation and design documentation or the completed and tested product design and a working model. Commencing November 17, 2022, the date the product was released for the general public to purchase, capitalized software development costs began to be amortized over a period of two years.

The VAIL VR game software application entered a new development phase on February 1, 2023, focusing on migrating from the base of Unreal Engine 4 to Unreal Engine 5, transitioning from the OpenVR to OpenXR standard, and to build cross-platform support to support additional platforms including the Meta Quest platform.

All associated cost will be capitalized until the product is released for public use. Refer to Note 11.

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.)</u>:

<u>Impairment of Long-Lived Assets</u>

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset in conjunction with other assets at the lowest level of separately identifiable cash flows. If the carrying amount of an asset or asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset or asset group exceeds its fair value. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to dispose of and are no longer depreciated. On December 31, 2023 and 2022, an impairment loss of $60,455 and $268,657 was recorded on the impairment of crypto assets.

<u>Comprehensive Income</u>

The Company has no comprehensive income other than the revenue and expense items included in the income and retained earnings statement. As a result, comprehensive income equals net income for the years ended December 31, 2023, and 2022.

<u>Revenue Recognition</u>

Following the adoption of ASC 606, Revenue from Contracts with Customers, the Company's contracts with customers are recognized as one performance obligation that is satisfied at the point of sale. Revenue is recognized when the Company satisfies the performance obligation by transferring a promised good or service to a customer.

<u>Technology and Development</u>

Technology and development expenses include personnel-related expenses incurred in operating, maintaining, and enhancing the Company's platform. These costs also include website, infrastructure expenses, costs incurred in developing new products and services. At December 31, 2023, and 2022 technology and development expense was $341,660 and $287,872, respectively.

<u>Sales and Marketing</u>

Sales and marketing expenses primarily include customer acquisition, advertising and marketing programs, and personnel-related expenses. Sales and marketing costs are expensed as incurred. On December 31, 2023, and 2022, sales and marketing expense were $73,884 and $1,291,927, respectively.

<u>General and Administrative</u>

General and administrative expenses include personnel-related expenses incurred to support the Company's business, including legal, finance, compliance, human resources, customer support,

Note 1. Company and Summary of Significant Accounting Policies (Cont.):

General and Administrative (cont.)

executive, and other support operations. These costs include software subscriptions for support services, facilities, and other general overhead. General and administrative costs are expensed as incurred.

Stock-Based Compensation

The Company recognizes stock-based compensation expense using a fair-value based method for costs related to all equity awards granted under its equity incentive plans to employees, directors and non-employees of the Company including restricted stock, and restricted stock units ("RSUs"). The fair value of restricted stock and RSUs is estimated based on the fair value of the common stock on the grant date.

The Company estimates the fair value of stock options with only service-based conditions on the date of grant using the Black-Scholes-Merton option-pricing model. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company's underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying stock is the fair value of the Company's common stock on the date of grant. The expected stock price volatility assumption for the Company's stock is determined by using a weighted average of the historical stock price volatility of comparable companies from a representative peer group, as sufficient trading history for the Company's common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the option's expected life is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. Stock-based compensation expense is recorded on a straight-line basis over the requisite service period. The Company has elected to account for forfeitures of awards as they occur, with previously recognized compensation reversed in the period that the awards are forfeited.

Income Taxes

The Company provides for income tax expenses or benefits, taking into consideration the effect of transactions reported, plus deferred income taxes that reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, using the tax rates and laws that are expected to prevail when the temporary differences reverse and are subject to taxation.

The Company files tax returns in the U.S. federal jurisdiction. The Company is subject to income tax examinations for the years 2020 and 2023.

Note 2. Property and Equipment:

Property and equipment consisted of the following on December 31, 2023, and 2022:

	2023	2022
Equipment	$ 371,835	$ 641,511
Furniture and Fixtures	94,615	99,343
	466,450	740,854
Less Accumulated Depreciaiton	(149,001)	(111,482)
	$ 317,449	$ 629,372

Depreciation expense for the years ended December 31, 2023, and 2022 were $123,053 and $97,513, respectively.

Note 3. Software Development:

Capitalized software development consisted of the following at December 31, 2023

	2023	2022
Cost	$ 5,116,753	$ 3,407,961
Less Accumulated Amortization	(1,916,978)	(212,998)
	$ 3,199,775	$ 3,194,963

Amortized expense for the years ended December 31, 2023 and 2022 were $1,703,980 and $212,998, respectively.

Note 4: Development Advance Liability:

On April 3, 2023, the Company signed a Distribution Agreement with Meta Platforms Technologies, LLC (f/k/a Facebook Technologies, LLC or Oculus VR, LLC). Under this agreement, Meta committed to providing the Company with a grant of $950,000 to support software development and interactive entertainment software products. These funds were to be disbursed in various installments contingent upon completing specific milestone deliverables. As of December 31, 2023, the Company had received payments totaling $700,000.

According to the agreement, once the software is deployed on the Facebook/Meta platform, Meta will retain fifty percent (50%) of the Company's revenue generated on their platform until the full $950,000 grant has been recouped. As of December 31, 2023, Meta has recouped $13,099 of the development advance. The outstanding development advance liability on December 31, 2023 was $686,901.

Note 5. <u>Convertible Debt:</u>

In 2023, the Company issued an additional six (6) unsecured 4% per annum convertible notes with a face value totaling $3,200,000, with a maturity date 24 months following the date of issuance. (Refer to Note 11, Subsequent Events). The notes were issued pursuant to the terms of a Convertible Note Purchase Agreement, dated March 17, 2022, entered into by the Company and the Investor. The principal balance and unpaid accrued interest on the notes will automatically convert into Conversion Shares upon the closing of the Next Equity Financing. The number of Conversion Shares the Company issues upon such conversion will equal the quotient obtained by dividing the outstanding principal balance and unpaid accrued interest under each converting notes on the date of conversion by the applicable Conversion Price.

As of December 31, 2023 and 2022, all outstanding convertible note agreements totaled $7,375,000 and $4,175,000, respectively, plus accrued interest of $340,460 and $120,333, respectively.

Note 6. <u>Income Taxes:</u>

Deferred Income Tax (Benefit) Expenses for the years ended December 31, 2023 and 2022 consisted of the following:

	2023	2022
Income Tax Expense - Federal	$ -	$ -
Income Tax Expense - State	-	-
Total Income Tax Expense	$ -	$ -
Deferred Income Tax Benefit - Federal	$ 960,992	$ 844,765
Deferred Income Tax Benefit - State	266,337	234,125
Total Deferred Income Tax Benefit	$ 1,227,329	$ 1,078,890

As of the reporting date, management considers new positive and negative evidence that could affect its view of the future realization of deferred tax assets. On the basis of this evaluation, only the portion of the deferred tax asset management believes that is more likely than not that the total amount of the benefits will be realized. Accordingly, no valuation allowance was recognized for the years ended December 31, 2023 and 2022.

Note 7. <u>Stock Conversion</u>

During 2023, a total of 405,074 shares of Class B common stock were converted to Class A common stock as a result of sales by founders. The conversions occurred on two dates:

1. June 22, 2023: 5,072 shares
2. August 1, 2023: 400,002 shares

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS (CONT.)
December 31, 2023

Note 7. Stock Conversion (cont.)

All conversions were on a one-to-one basis. The conversion did not impact the Company's outstanding shares or stockholders' equity. Class A shares have one vote per share, while Class B shares have 10 votes per share. The conversions were executed in accordance with the Company's amended certificate of incorporation dated May 8, 2023, which stipulates automatic conversion of Class B shares to Class A shares upon transfer, except for certain permitted transfers.

Note 8: Warrants

In November 2021, the Company issued 70 warrants in connection with a private offering. Each warrant gives the holder the right to purchase one share of the Company's Class A Common Stock at an exercise price of $0.01 per share. The warrants were issued as part of a price protection mechanism related to the investors' original stock purchases.

Key terms of the warrants include:

1. **Exercise Period:** The warrants are exercisable starting from the date the Company's Board authorizes the subsequent equity financing and ending 15 days before the closing of such equity financing.

2. **Anti-Dilution Protection:** The number of shares issuable upon exercise of the warrants is subject to adjustment to prevent dilution in the event of certain equity issuances by the Company below a predetermined price threshold, subject to specified exceptions. This anti-dilution provision is designed to protect warrant holders from potential dilution resulting from future equity transactions by the Company.

3. **Exercise:** The warrants may be exercised for cash or cashless.

4. **Expiration:** The warrants will expire immediately before certain events, including the Company's subsequent significant equity financing or an initial public offering.

The low exercise price of $0.01 per share reflects the warrants' function as a price protection mechanism, allowing investors to maintain their ownership percentage at a minimal cost if subsequent financing occurs at a lower valuation.

As of December 31, 2023, none of the warrants have been exercised, and all 70 remain outstanding.

Note 9. Stock-Base Compensation:

Options granted under the Plan may be either incentive stock options ("ISOs") or nonqualified stock options ("NSOs"). ISOs may be granted only to Company employees. NSOs may be granted to Company employees and non-employees.

Options under the Plan may be granted for contractual periods of up to ten years and at prices determined by the Company, provided, however, that the exercise price of an ISO and NSO shall not

- 17 -

Note 9. <u>Stock-Base Compensation (cont.):</u>

be less than 100% of the estimated fair value of the underlying shares on the date of the grant (110% if granted to a stockholder who owns more than ten percent of the total combined voting power of all classes of stock of the Company).

Stock Options

Activity of options outstanding are as follows:

		2023													
Stock Options	Shares		Weighted Average Fair Value per Share		Total Fair Value		Weighted Average Exercise Price per Share		Total Exercise Price		Intrinsic Value per Share		Total Intrinsic Value
Beginning Outstanding	293,254	$	14.00	$	4,211,035	$	8.32	$	2,440,333	$	14.68	$	4,304,509
Unvested outstanding	230,669	$	17.00	$	3,817,376	$	4.81	$	1,108,800	$	13.38	$	3,087,231
Vested outstanding	62,585	$	6.29	$	393,660	$	21.28	$	1,331,533	$	19.45	$	3,480,991
Granted During Period	129,500	$	1.65	$	213,768	$	1.83	$	236,985	$	0.06	$	7,770
Exercised During Period	-	$	-	$	-	$	-	$	-	$	-	$	-
Cancelled During Period	(26,500)	$	21.40	$	(567,205)	$	1.61	$	(915,020)	$	0.28	$	(7,335)
Repurchased During Period	-	$	-	$	-	$	-	$	-	$	-	$	-
Ending Outstanding	396,254	$	11.54	$	4,572,346	$	6.65	$	2,634,848	$	-	$	-
Ending Vested	262,230	$	15.85	$	4,157,073	$	6.40	$	1,678,353	$	-	$	-
Ending Unvested	134,024	$	3.10	$	415,273	$	7.14	$	956,495	$	-	$	-

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	9	1
Unvested outstanding	6	9	3
Vested outstanding	5	9	0
Granted During Period	-	10	1
Exercised During Period	-	-	-
Cancelled During Period	5	8	0
Repurchased During Period	-	-	-
Ending Outstanding	-	8	1
Ending Vested	-	7	1
Ending Unvested	-	8	2

Note 9. Stock-Base Compensation (cont.):

Stock Options (cont.)

		2022							
Stock Options	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Outstanding	345,254	$ 14.18	$ 4,896,265	$ 6.59	$ 2,276,413	$ 16.41	$ 5,664,429
Unvested outstanding	168,168	8.01	1,346,259	10	1,684,425	$ 12.98	2,183,439
Vested outstanding	177,086	20.05	3,550,006	3	591,987	$ 19.66	3,480,991
Granted During Period	37,000	0.05	1,850	23	851,000	$ -	-
Exercised During Period	-	-	-	-			
Cancelled During Period	(89,000)	7.72	(687,080)	8	(687,080)	$ 15.28	(1,359,920)
Repurchased During Period	-	-	-	-			
Ending Outstanding	293,254	$ 14	$ 4,211,035	$ 8.32	$ 2,440,333	$ 14.68	$ 4,304,509
Ending Vested	230,669	$ 17	$ 3,817,376	$ 4.81	$ 1,108,800	$ 13.38	$ 3,087,231
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278

Stock Options	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Outstanding	5	10	1
Unvested outstanding	6	10	2
Vested outstanding	5	10	0
Granted During Period	6	9	3
Exercised During Period			
Cancelled During Period	6	9	0
Repurchased During Period			
Ending Outstanding	5	9	1
Ending Vested	5	9	0
Ending Unvested	6	9	3

Unvested Stock Units

The activity of Unvested Stock Units outstanding under the Plan are as follows:

		2023							
Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value
Beginning Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278
Granted During Period	97,125	$ 1.65	$ 160,326	$ 1.83	$ 177,739	$ 0.06	$ 5,827
Vested During Period	(24,186)	$ 5.74	$ (138,736)	$ 21.43	$ (518,277)	$ -	$ -
Forfeited During Period	(1,500)	$ 22.68	$ (34,027)	$ 0.33	$ (495)	$ 1.56	$ (2,340)
Early Exercised During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Repurchased Unvested During Period	-	$ -	$ -	$ -	$ -	$ -	$ -
Ending Unvested	134,024	$ 3.10	$ 415,273	$ 7.14	$ 956,495	$ -	$ -

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	9	3
Granted During Period	-	10	1
Vested During Period	5	2	8
Forfeited During Period	5	8	2
Early Exercised During Period	-	-	-
Repurchased Unvested During Period	-	-	-
Ending Unvested	-	8	2

Note 9. <u>Stock-Base Compensation (cont.):</u>

Unvested Stock Units (cont.)

			2022					
Unvested Breakdown	Shares	Weighted Average Fair Value per Share	Total Fair Value	Weighted Average Exercise Price per Share	Total Exercise Price	Intrinsic Value per Share	Total Intrinsic Value	
Beginning Unvested	168,168	$ 8.01	$ 1,346,259	$ 10.02	$ 1,684,425	$ 12.98	$ 2,183,439	
Granted During Period	37,000	0.05	1,850	$ 23.00	851,000	-	-	
Vested During Period	(53,583)	4.99	(267,369)	$ 9.65	(517,092)	8	(424,760)	
Forfeited During Period	(89,000)	7.72	(687,080)	$ 7.72	(686,800)	15	(541,400)	
Early Exercised During Period	-	-	-	-	-	-	-	
Repurchased Unvested During Period	-	-	-	-	-	-	-	
Ending Unvested	62,585	$ 6.29	$ 393,660	$ 21.28	$ 1,331,533	$ 19.45	$ 1,217,278	

Unvested Breakdown	Weighted Average Expected Term (years)	Weighted Average Remaining Contractual Term (years)	Weighted Average Remaining Expense Term (years)
Beginning Unvested	6	10	2
Granted During Period	6	9	3
Vested During Period	6	9	1
Forfeited During Period	6	9	0
Early Exercised During Period			
Repurchased Unvested During Period			
Ending Unvested	6	9	3

Note 10. <u>Operating Lease:</u>

In May 2021, the Company signed an operating lease agreement that commenced May 5, 2021 and is for a term of thirty-nine (39) months. Per the lease agreement provisions, the Company received three months' rent abatement following the commencement date. The agreement was subsequently amended to include additional space and the monthly base rent, was $16,976, plus sales tax, with incremental 3% increases each twelve months thereafter. The lease requires variable payments for the Company's proportionate share of the building's property taxes, insurance, and common aera maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred. The lease cost under this agreement for the years ended December 31, 2023 and 2022 was $214,469 and 212,411, respectively.

Amounts reported in the balance sheet as of December 31, 2023 and 2022 were as follows:

	2023	2022
Operaqting lease ROU Asset	$126,961	$ 191,211
Operating lease liability	$133,440	$ 201,002

AEXLAB, INC.
NOTES TO FINANCIAL STATEMENTS (CONT.)
December 31, 2023

Note 10. Operating Lease (cont.):

The maturity analysis of this non-cancelable operating lease agreement as of December 31, 2023 and 2022 are as follows:

	2023	2022
2023	$ -	$ 127,856
2024	134,260	76,283
	134,260	204,139
	(824)	(3,137)
	$ 133,436	$ 201,002

Note 11. Contingencies:

The Company is presently in the discovery phase of a litigation claim whereby the defendant seeks $100,000 in damage for wrongful termination. Based on the information currently available, management believes it is more probable than not that the Company will prevail in its defense. As the potential impact is not expected to have a material adverse effect on the Company's financial position or results of operations or cash flow, no contingent liability has been recorded in these financial statements.

Note 12. Concentration of Credit Risk:

The Company maintains cash balances in two financial institutions located in Florida. The Federal Deposit Insurance Corporation ("FDIC") provides full insurance coverage for deposit balances up to $250,000 per customer at each financial institution. Additionally, the Security Investor Protection Corporation (SPIC) provides insurance coverage for up to $500,000 per customer account, with a $250,000 limit specifically for cash. On December 31, 2023 and 2022, the Company had $975,368 and $3,323,282 in uninsured cash balances, respectively.

For 2023 and 2022, sixty-nine percent (69%) and one-hundred percent (100%) of the Company's earned revenue, respectively, came from a single distributor providing the online delivery subscription system for the Company's VAIL VR gaming program. However, in November 2023, the Company began generating revenue from a second distributor Meta Platforms Technologies, LLC (formerly Facebook Technologies, LLC), which accounted for sixty-eight percent (68%) of the revenue over the two-month period.

Note 11. Subsequent Events:

The Company has evaluated subsequent events occurring after the balance sheet date up to July 31, 2024, the date of the financial report. The following events have been identified and analyzed for appropriate accounting treatment:

Note 13. <u>Subsequent Events (cont.)</u>:

- **In January and March 2024, the Company issued an additional six unsecured 4% per annuum convertible notes with combined face value of $1,000,000. These notes, issued under the Convertible Note Purchase Agreement, dated March 17, 2022, will mature July 10, 2026 as per the amendment agreement signed on July 10, 2024.**

- **In February 2024, following negotiation with the lessor, the Company relinquished a portion of the space under its operating lease agreement. This agreement was subsequently terminated in full two months before its expiration.**

- **In February 2024, the Company completed developing version 1.0 of Vail VR, an interactive entertainment software that enables cross-platform support. It was released for use on February 15, 2024.**

- **On May 15, 2024, the Company issued an additional 15,000 in stock options to employees and consultants. The options have an exercise price of $1.89.**

- **On July 10, 2024, the Company signed an amendment to the Convertible Note Purchase Agreement. This amendment modified the terms of the original Convertible Note Purchase Agreement, dated March 17, 2022, between the Company and the Investor. The new maturity date for all issued convertible notes will be July 10, 2026.**

AEXLAB, INC.
SCHEDULE I - GENERAL AND ADMINISTRATIVE EXPENSES
For the Years Ended December 31,

	2023	2022
General and administrative expenses:		
Automobile expense	$ 268	$ 384
Bank service charges	5,395	7,002
Business licenses and taxes	28,596	18,766
Computer and internet expense	200,367	138,454
Depreciation and amortization	1,827,033	310,511
Digital content distribution	70,260	55,475
Dues and subscription	266,026	155,282
Employee benefits	77,963	70,445
Insurance	9,527	13,635
Meals and entertainment	120,219	153,305
Office expense	98,988	109,561
Operating lease expense	229,061	276,069
Payroll cost	893,379	1,238,992
Professional fees	305,885	361,133
Recuriting	3,650	9,050
Repairs and maintenance	1,428	3,392
Travel	138,786	118,768
Utilities	7,872	6,632
	$ 4,284,703	$ 3,046,856

AEXLAB CF SPV, LLC

FINANCIAL STATEMENTS

Inception October 31, 2024

TABLE OF CONTENTS

SAMLUT & COMPANY
A PROFESSIONAL ASSOCIATION OF CERTIFIED PUBLIC ACCOUNTANTS
MEZZANINE - SUITE 200
550 BILTMORE WAY
CORAL GABLES, FLORIDA 33134

MAILING ADDRESS
POST OFFICE BOX 557243
MIAMI, FLORIDA 33255-7243

TELEPHONE (305) 461-9518
TELECOPIER (305) 461-9916
EMAIL: info@samlut.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Of Aexlab CF SPV, LLC

We have audited the accompanying financial statements of Aexlab CF SPV, LLC (a Delaware limited liability company), which comprise the balance sheet as of the inception date of October 31, 2024 and the related statement of income and members' equity and cash flows for the inception period then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aexlab CF SPV, LLC as of inception date of October 31, 2024,and the results of its operations and its cash flows for the inception period then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Aexlab CF SPV, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab CF SPV, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not

detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Aexlab CF SPV, LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Aexlab CF SPV, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Coral Gables, Florida
November 21, 2024

AEXLAB CF SPV, LLC
BALANCE SHEET
October 31, 2024

ASSETS

Current Assets:		
Cash and cash equivalents	$	-
Other current assets		-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts payable	$	-
Total Current Liabilities		-
Total Liabilities		-
Member's Equity:		
Members' Capital		-
Total Members' Equity		-
Total Liabilities and Members' Equity	$	-

AEXLAB CF SPV, LLC
STATEMENT OF INCOME AND RETAINED EARNINGS
Inception October 31, 2024

Revenues	$	-
Operating Expenses:		
Sales and marketing		-
General and administrative		-
Total Operating Expenses		-
Income (loss) from Operations		-
Other Income (Expense):		
Other income, net		-
Total Other Income (Expenses)		-
Net Income (Loss)		-
Member's Equity - Beginning of Period		-
Members' Equity - End of Period	$	-

AEXLAB CF SPV, LLC
STATEMENT OF CASH FLOWS
Inception October 31, 2024

Cash Flows from Operating Activities:		
Net income (loss)	$	-
Adjustment to reconcile net income to net cash provided (used) by operating activities:		
Depreciation		-
Changes in assets and liabilities:		
(Increase)/decrease in other current assets		-
Increase/(decrease) in accounts payable		-
Net Cash Provided (Used) by Operating Activities		-
Cash Flows from Financing Activities:		
Issuance of units		-
Net Cash Provided (Used) by Financing Activities		-
Net Increase (Decrease) in Cash and Cash Equivalents		-
Cash and Cash Equivalents, at Beginning of Period		-
Cash and Cash Equivalents, at End of Period	$	-

AEXLAB CF SPV, LLC
STATEMENT OF CHANGES OF EQUITY
Inception October 31, 2024

	Member Units		Accumulated Deficit	Smembers' Equity
	Units	Amount		
Inception date (October 31, 2024)	-	$ -	$ -	$ -
Issuance of membership units	-	-	-	-
Net income (loss)	-	-	-	-
Balance, October 31, 2024	-	$ -	$ -	$ -

AEXLAB CF SPV, LLC.
NOTES TO FINANCIAL STATEMENTS
October 31, 2024

Note 1. Company and Summary of Significant Accounting Policies:

Nature of Organization and Operations

Aexlab CF SPV, LLC, (which may be referred to as "Aexlab" or the "Company") was formed on October 31, 2024, in the State of Delaware as a limited liability company. The Company is headquartered in Miami, Florida. The Company was organized to serve as a "crowdfunding vehicle" pursuant to Rule 3a-9 under the Investment Company Act of 1940, as amended, which provides the Company must be organized and operating to directly acquire, hold and dispose of securities issued by a single crowdfunding issuer and raising capital in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act of 1933, as amended.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP").

Use of Estimates

The preparation of the financial statements in accordance with GAAP requires management to make estimates and assumptions in the Company's financial statements and notes thereto.

Significant estimates and assumptions include the recognition, measurement, and valuation of current and deferred income taxes, the fair value of stock-based awards issued, the useful lives of intangible assets, and the impairment of long-lived assets.

Actual results and outcomes may differ from management's estimates and assumptions due to risks and uncertainties. To the extent that there are material differences between these estimates and actual results, the Company's financial statements will be affected. The Company bases its estimates on various assumptions that are believed to be reasonable, which form the basis for making judgments about the carrying values of assets and liabilities.

Fair Value Measurements

The Company assesses fair value measurements in accordance with FASB ASC 820, Fair Value Measurements and Disclosures. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

• Level 1: Unadjusted quoted prices in active markets accessible at the measurement date for identical, unrestricted assets or liabilities.

Note 1. <u>Company and Summary of Significant Accounting Policies (Cont.):</u>

<u>Fair Value Measurements (cont.)</u>

• **Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.**

• **Level 3: Inputs are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.**

<u>Cash and Cash Equivalents</u>

Cash and cash equivalents include cash held at financial institutions, cash on hand that is not restricted as to withdrawal or use with an initial maturity of three months or less,

<u>Members' Equity</u>

The Company was formed on October 31, 2024, and no capital contributions have been subscribed to or received as of that date.

<u>Revenue Recognition</u>

Following the adoption of ASC 606, Revenue from Contracts with Customers, the Company's contracts with customers are recognized as one performance obligation satisfied at the point of sale. Revenue is recognized when the Company satisfies the performance obligation by transferring a promised good or service to a customer.

<u>Income Taxes</u>

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. The Company's net earnings or losses are allocated among its members in accordance with the operating agreement, and amounts are included on the members' returns and taxed depending on their tax situation. The financial statements do not reflect a provision for income taxes.

The Company is subject to tax in the U.S. federal jurisdiction and the State of Florida. The Company was recently organized and is not currently under examination by any tax authority.

Note 2. <u>Contingencies:</u>

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of these regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Note 3. <u>Concentration of Credit Risk:</u>

The Company maintains cash balances in a financial institution located in Florida. The Federal Deposit Insurance Corporation ("FDIC") provides full insurance coverage for deposit balances up to $250,000 per customer at each financial institution. On October 31, 2024, the Company had no uninsured cash balances.

Note 4. <u>Subsequent Events:</u>

The Company has evaluated subsequent events occurring after the balance sheet date up to November 21, 2024, the financial report date

On November 1, 2024, the Company entered into a Limited Liability Company Agreement, which authorized the issuance of 136,911 membership units. The membership interest of the members shall represent a single class of issued and outstanding units designated as CF units.

Additionally, on November 1, 2024, Aexlab, Inc. was appointed as the company manager. The manager shall serve as the initial member of the Company until the Company first admits additional members.

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AEXLAB   Home   Opportunity   Market   Innovation   Traction   Discussion   **INVEST NOW**

TAP INTO VR GAMING'S

837%+ GROWTH POTENTIAL

Virtual Reality is the future of gaming, with the VR gaming market set to grow by more than 800% by 2032[1]. As the team behind VAIL VR, we've already created the 2024 VR Game of the Year and one of the most popular games on the Meta Store. This is your chance to join us as an investor at a pivotal moment in VR gaming's growth.

$1,000*
USD
Min. Investment

$36.52
Share Price

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SEC FILINGS   OFFERING CIRCULAR   INVESTOR EDUCATION

BACKED BY LEADING INVESTORS

    





OPPORTUNITY

VIRTUAL REALITY IS GAMING'S FINAL

FRONTIER

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giants like Apple and Microsoft entering the space, VR is set to do the same. 30M Meta Quest headsets have already been sold, outselling the XBOX[1]. We've seen the impact first-movers and fixtures have had at each step of video gaming's evolution.

change everything. The VR gaming industry is expected to reach $189.2B by 2032. In VAIL VR, we created a VR franchise built to last.

FINAL FRONTIER VIRTUAL REALITY



















Arcade
Console
PC
Mobile
VR
PAC-MAN
SPACE INVADERS
SUPER MARIO
CALL OF DUTY
MINECRAFT
COUNTER STRIKE
CALL OF DUTY MOBILE
Candy Crush
HALF-LIFE
ALYX
VAIL











Major companies including Meta, Apple, Google, Sony, and HTC are competing to own their share of the next major hardware platform. AEXLAB has an early-mover advantage, a proven team, and a major VR live-service multiplayer game franchise.

MARKET

THE $189.2B VR GAMING INDUSTRY

The VR gaming industry is expected to grow over 8X from today through 2032. In other words, this technology is only just on the cusp of really disrupting. With 3.2B gamers worldwide, as headsets become more commonplace, the VR gaming industry is positioned to skyrocket.

AEXLAB   Home   Opportunity   Market   Innovation   Traction   Discussion | INVEST NOW |





INNOVATION

VAIL VR: A NEW ERA OF SOCIAL, IMMERSIVE GAMING



VAIL VR is a rising franchise with a global fan base and an ideal showcase of the technologies developed by AEXLAB. The engine that runs VAIL VR can be easily adapted to meet the demands of diverse gaming franchises, opening the doors to create any IP in VR. With this foundation built, we're ready to scale creatively.

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$5.5M+
LIFETIME COMPANY REVENUE

400K+
LIFETIME VAIL VR ACCOUNTS

125K+
MONTHLY ACTIVE GAMERS

1337%+
AVG YoY GROWTH | 2023 - 2024

1337%+ AVERAGE YoY GROWTH

VAIL VR delivers a cutting-edge virtual reality gaming experience that's attracting a rapidly growing global audience. From February to July 2024, monthly active gamers increased from 23,067 to 72,388. A consistent top-selling, top-rated title in the Meta Quest store, we're constantly improving it via updates to strengthen its market position and technical moat further.

  

40K+
X FOLLOWERS

50K+
DISCORD MEMBERS

240K+
TIKTOK FOLLOWERS



‹   ›

DOWNLOAD OUR INVESTOR BRIEF TO SEE OUR FULL BUSINESS PLAN.

Enter your email

example@gmail.com   DOWNLOAD DECK

EXPANSION

POSITIONING VAIL

AEXLAB Home Opportunity Market Innovation Traction Discussion INVEST NOW

OF DUTY OF VR

Our mission is to build a VR powerhouse and push the boundaries of the industry. With a thriving community, core infrastructure, and dedicated team, this is just the beginning. We are actively working on more games that feed the current VAIL VR franchise, taking inspiration from the growth and development of franchises like Call of Duty, Halo, Battlefield, and more.



ENGINE

THE INFRASTURCTURE TO DEVELOP VR MULTIPLAYER AAA TITLES



PVP

PHYSICS BASED UNPARALLELED COMBAT, HIGH FIDELITY SIMULATED FIREARMS, FULL-BODY INVERSE KINEMATICS



ESPORTS

GLOBAL FANBASE, ONLINE AND IN-PERSON TOURNAMENTS



SOCIAL

SOCIAL HUB, FRIENDS AND PARTIES, AVATAR CUSTOMIZATION, SPATIAL AUDIO



DYNAMIC NPCS, ADAPTIVE AI THREATS, ENVIROMENTAL HAZARDS

EXTRACTION



BATTLE ROYALE

LARGE SCALE SURVIVAL, EXPLORATION, SCAVENGING



CAMPAIGN

SOLO OR WITH FRIENDS, DISCOVER THE VAST WORLD OF VAIL VR



UGC

USER GENERATED LEVELS, GAME MODES,
COSMETICS, UNKNOWN

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CRITICALLY ACCLAIMED, COMMUNITY LOVED

4.8 (6,000+ reviews) • Shooter • Action • Hangout



VR GAME OF THE YEAR
AIXR AWARDS
FINALIST



This shooter is the most refined and smooth game I've ever played in VR. For those that appreciate solid gunplay, VAIL easily takes the cake over contractors showdown, breachers, or anything else. Quick TTK which you may not like, but it's something ! appreciate coming from PC games like counter strike. Artifact is the most similar to CS, but there's also party modes like gun game. Wide variety, and one detail I absolutely love is how accurately the optics are to their real life counter parts. The devs

Spike



PEOPLES VOICE BEST VR GAME
THE WEBBY AWARDS
WINNER

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TAPPING INTO MULTIPLE REVENUE STREAMS:
A WELL–OILED VR MACHINE



Our business is built upon multiple revenue streams that, together, form economies of scale for more apps and games.

VR hardware – like headsets – is becoming commonplace. But the software side offers immense opportunity. After all, content can't exist without the software to build it. Meanwhile, in-game purchases like skins, weapons, characters, and more help create enormous, emerging markets. We've positioned ourselves at the intersection of all of these phenomena.

REVENUE STREAMS

ECONOMIES OF SCALE

AEXLAB Home Opportunity Market Innovation Traction Discussion INVEST NOW


MERCH
ESPORTS
PUBLISHER AND
DEVELOPER SERVICES

CONTENT, TECHNOLOGY, AND SOCIAL COMMERCE ARE CONVERGING


CONTENT
$307B
GAMING MARKET BY 2027
$244.8 B
GLOBAL VR MARKET BY 2032
3.2 B
PLAYERS IN 2022
GAMES
TECH IP
CREATIVE IP
TECHNOLOGY
$13T
GLOBAL METAVERSE MARKET BY 2030
5B
USERS
SOCIAL COMMERCE
$584.9B
GLOBAL SOCIAL COMMERCE MARKET

PERKS

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**Tiered Incentives and Early Bird Incentives are stackable during applicable times.

Time-based Perks, like Early Bird 1, begin on the day this offering is launched (the "Launch Date") through 11:59 pm Eastern Time ("ET") on the 30th day (03:59 am Coordinated Universal Time ("UTC") on the 31st day) following the Launch Date. Early Bird 2 begins at the end of Early Bird 1 and concludes at 11:59 pm ET on the 60th day (03:59 am UTC on the 61st day) following the Launch Date.

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AEXLAB   Privacy Policy

[1] Virtual Reality [VR] in Gaming Market Size, Share, Report, 2032
[2] www.forbes.com/sites/forbesagencycouncil/2023/11/17/the-gaming-industry-a-behemoth-with-unprecedented-global-reach

current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ

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THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

AEXLAB CF SPV LLC
c/o AEXLAB INC.
4300 Biscayne Blvd
Suite 203
Miami, Florida 33137

Ladies and Gentlemen:

1. **Subscription**. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for and agrees to purchase CF Units (the "Securities"), of AEXLAB CF SPV LLC, a Delaware limited liability company (the "Company") upon the terms and conditions set forth herein. The Company is serving as a "crowdfunding vehicle" as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired from AEXLAB Inc. a Delaware corporation (the "Crowdfunding Issuer"). The Securities being subscribed for under this Subscription Agreement constitute CF Units of the Company which relate to securities issued by the Crowdfunding Issuer on a one-to-one basis, here, the shares of Common Stock being offered at a price of $36.52 per share (the "Underlying Securities"). The rights of the Securities are as set forth in the Operating Agreement of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. The rights of the Underlying Security are as set forth in the Certificate of Incorporation of the Crowdfunding Issuer. Subscriber understands and acknowledges that the subscription may not be revoked within the 48-hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. **Acceptance of Subscription and Issuance of Securities**. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. **The Closing**. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. ET on November 24, 2025, or at such other time and place as the Company may designate by notice to the undersigned.

4. **Payment for Securities**. Payment for the Securities shall be received by Enterprise Bank and trust (the "Escrow Agent")[1] from the undersigned by credit card of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by

---

[1] Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

undersigned reflected on the books and records of the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

5. Representations and Warranties of the Company and Crowdfunding Issuer. As of the Closing, the Company represents and warrants that:

a) The Company and Crowdfunding Issuer are duly formed and validly existing under the laws of Delaware, with full power and authority to conduct their business as it is currently being conducted and to own their assets; and have secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company and the Crowdfunding Issuer of their business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company and Crowdfunding Issuer of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's and Crowdfunding Issuer's respective powers and have been duly authorized by all necessary corporate action on the part of the Company and Crowdfunding Issuer, respectively. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company and Crowdfunding Issuer, enforceable against the Company and Crowdfunding Issuer in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company or Crowdfunding Issuer in connection with the execution, delivery and performance by the Company and/or Crowdfunding Issuer of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company or the Crowdfunding Issuer to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned;

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person;

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor;

iv. Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding;

v. Subscriber acknowledges that Subscriber has read the educational materials on the landing page, and has been informed of Subscriber's right to cancel the investment up to 48-hours prior to the Offering Deadline; however, once the Subscription Agreement is accepted by the Company and Crowdfunding Issuer there is no cancelation right;

vi. Subscriber acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company and Crowdfunding Issuer. A promoter may be any person who promotes the Company's and Crowdfunding Issuer's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Company and Crowdfunding Issuer; and

vii. Subscriber acknowledges that Subscriber has been informed of the compensation that DealMaker Securities LLC ("DealMaker" or the "Intermediary") and affiliates receives in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

b) Information Concerning the Company and Crowdfunding Issuer.

i. The undersigned has reviewed a copy of the Form C. With respect to information provided by the Company and the Crowdfunding Issuer, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Crowdfunding Issuer, DealMaker, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, the Crowdfunding Issuer, DealMaker or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, the Crowdfunding Issuer, DealMaker nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, the Crowdfunding Issuer, DealMaker nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company and the Crowdfunding Issuer, all as generally described in the Form C. The undersigned has had access to such information concerning the Company, the Crowdfunding Issuer, and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company and the Crowdfunding Issuer has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii. Undersigned has up to 48 hours before the campaign end date to cancel the purchase and get a full refund

c) No Guaranty.

i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.

i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.

i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) Uncertified Securities.

i. The undersigned acknowledges that the Company is authorized to issue uncertificated securities, and hereby waives the undersigned's right to receive a certificate representing the securities and consents and agrees to the issuance of uncertificated securities.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Revisions to Manner of Holding.
In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

9. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the County of Miami-Dade, Florida which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:

        AEXLAB CF SPV LLC
        c/o AEXLAB Inc.
        4300 Biscayne Blvd
        Suite 203
        Miami, Florida 33137
        E-mail: jonathan@aexlab.com
        Attention: Jonathan Ovadia

If to the Purchaser:

        E-mail:
        Attention:

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

<center>[SIGNATURE PAGE FOLLOWS]</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [Date].

PURCHASER (if an individual):

By: _____

Name:

Email:

PURCHASER (if an entity):

By: _____
Legal Name of Entity

By_____

Name:

Title:

Email:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [EQUITY SHARE COUNT] for [DOLLAR AMOUNT].

THE COMPANY:

AEXLAB CF SPV LLC

By: _____

Name:

Title:

THE CROWDFUNDING ISSUER:

AEXLAB INC.

By: _____

Name:

Title: